Filed by MNG Havayollari Tasimacilik A.S.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Golden Falcon Acquisition Corp.

Commission File No.: 0001-39816

Date: February 23, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 23, 2023

Golden Falcon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39816	85-2738750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

850 Library Avenue, Suite 204 Newark, Delaware	19711
(Address of principal executive offices)	(Zip Code)

(970) 315-2644

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	GFX.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	GFX	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	GFX WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto are copies of press releases issued on February 22, 2023.

Furnished as Exhibit 99.5, 99.6 and 99.7 hereto are an investor presentation, a script and a summary investor presentation that Golden Falcon and MNGA have prepared for use in connection with the proposed transaction.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Golden Falcon under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon”) and MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (“MNGA”), MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Current

Report on Form 8-K, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 23, 2023.

99.2	Press Release, dated February 23, 2023.

99.3	Press Release, dated February 23, 2023.

99.4	Press Release, dated February 23, 2023.

99.5	Investor Presentation, dated February 2023.

99.6	Script used in connection with the investor presentation.

99.7	Summary Investor Presentation, dated February 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name:	Makram Azar
Title:	Chief Executive Officer

Date: February 23, 2023

Exhibit 99.1

Golden Falcon Acquisition Corp. and MNG Airlines Announce Confidential Submission of F-4 Draft Registration Statement for Proposed Business Combination

ISTANBUL, 23 February 2023 – Golden Falcon Acquisition Corp. (“Golden Falcon”) (NYSE: GFX), a special purpose acquisition company, and MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or “the Company”), a global logistics provider and e-commerce enabler today announced the submission of a confidential draft Registration Statement on Form F-4 to the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 with respect to their previously announced proposed business combination.

The proposed business combination, which has been approved by the boards of directors of Golden Falcon and MNG Airlines, is expected to be completed in the first half of 2023, subject to, among other things, approval by Golden Falcon’s stockholders, satisfaction of the conditions stated in the previously filed definitive business combination agreement and other customary closing conditions, including a registration statement on Form F-4 being declared effective by the SEC and approval by the relevant exchange to list the securities of the combined entity.

Upon the closing of the proposed business combination between Golden Falcon and MNG Airlines, MNG Airlines expects to be listed under the ticker symbol “MNGA.”

About Golden Falcon Acquisition Corp.

Golden Falcon Acquisition Corp. (Golden Falcon) is a New York Stock Exchange-listed special purpose acquisition company. Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion globally. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

About MNG Airlines

MNG Airlines is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

Contacts

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Golden Falcon and MNGA, MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the expected completion date of the proposed business combination are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

###

Exhibit 99.2

MNG Airlines Announces Strong Preliminary Unaudited Financial Results and Operational Highlights for Full Year 2022

ISTANBUL, 23 February 2023 –MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or “the Company”), a global logistics provider and e-commerce enabler today announced strong preliminary unaudited financial results and operational highlights for full year 2022.

Full Year 2022 Preliminary (Unaudited) compared to Full Year 2021 (Audited) Financial and Operational Highlights

	Twelve Months Ended December 31,
$ in Millions	2022	2021	% Change
Revenue	$359.3	$289.7	24
Profit	$66.7	$50.4	32
Adjusted EBITDA[1]	$110.1	$111.0	(0.8)

	Departure	Arrival	Departure	Arrival
CTKs[2] in millions	YE 2021	YE 2021	YE 2022	YE 2022
Asia	60.4	122.7	111.5	121.8
Europe	379.1	287.6	317.8	276.6
North America	1.5	4.1	15.9	22.0
Other	13.5	40.0	11.1	35.9

Total	454.5	454.5	456.3	456.3

•	Total revenue in 2022 was $359.3 million compared to $289.7 million in 2021, representing 24% growth.

•

Revenue growth was driven by increased activity in Asia, as CTKs (cargo ton kilometers) departing from Asia grew to 111.5 million in 2022 from 60.4 million in 2021, representing 85% growth. MNGA prioritized charter flights to the region, resulting in 102% year-on-year growth in charter services, to expand its footprint and activity in the region. This also meant a lower portion of MNGA’s overall revenue came from ACMI[3] flights, which have higher margins as the customer incurs the direct operating costs.

•	E-commerce revenue increased to $81.5 million in 2022 from $51.3 million in 2022, a 59% increase, supported by the increased activity in Asia.

•	MNGA also increased block hours from 21,796 hours in 2021 to 23,099 hours in 2022, supporting the Company’s fleet utilization and expanding its network coverage.

•	Profit in 2022 expanded to $66.7 million from $50.4 million in 2021, representing growth of 32%, and representing a 19% profit margin[4].

•	Adjusted EBITDA in 2022 decreased slightly but remained robust at $110.1 million, representing a 31% Adjusted EBITDA margin[5].

•	MNGA reduced its gross debt in 2022 by $24.4 million compared to year end 2021, resulting in total debt of $82.5.

Ali Sedat Özkazanc, CEO of MNGA, commented, “We are encouraged by our strong revenue growth in 2022 and we are proud that we continue to deliver on our goals of growing MNG Airlines into a global logistics provider.”

Makram Azar, CEO of Golden Falcon, commented, “We remain excited by MNGA’s performance and believe MNGA’s strong growth profile, profitability and cash flow generation offer the market a differentiated, high-quality business.”

The proposed business combination, which has been approved by the boards of directors of Golden Falcon and MNG Airlines, is expected to be completed in the first half of 2023, subject to, among other things, approval by Golden Falcon’s stockholders, satisfaction of the conditions stated in the previously filed definitive business combination agreement and other customary closing conditions, including a registration statement on Form F-4 being declared effective by the SEC and approval by the relevant exchange to list the securities of the combined entity.

Upon the closing of the proposed business combination between Golden Falcon and MNG Airlines, MNG Airlines expects to be listed under the ticker symbol “MNGA.”

Non-IFRS Financial Measures

Adjusted EBITDA is a key performance measure that MNGA’s management team uses to assess its operating performance. We calculate Adjusted EBITDA as profit for the year excluding results from non-operating sources including tax expense, reversal of fixed asset impairment, share of profit from investment under the equity method, finance expenses, depreciation and amortization and business combination expenses.

MNGA presents Adjusted EBITDA because it believes it is helpful in highlighting trends in its operating results and because it is frequently used by analysts, investors, and other interested parties to evaluate companies in its industry.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of MNGA’s results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect reversal of fixed asset impairment, share of profit of equity-accounted investees and finance expenses, which may represent an increase to or reduction in cash available to MNGA;

•

Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment, and although the assets being depreciated may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect provisions for tax expense, which may represent a reduction in cash available to MNGA; and

•	Adjusted EBITDA excludes non-recurring exceptional items that are not directly related to the core operating profit of the business, such as expenses associated with a business combination.

Other companies, including companies in MNGA’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, profit and MNGA’s other IFRS results.

Reconciliation of Profit to Adjusted EBITDA and Adjusted EBITDA Margin

$ in Millions	2022	2021
Profit for the period	66.7	50.4
Tax Expense	4.4	16.5
Share of profit of equity-accounted investees	(0.7)	(0.3)
Finance expenses/(income)[6]	0.4	12.8
Depreciation and amortization	37.7	31.5
Business Combination Expenses	1.6	—

Adjusted EBITDA	110.1	111.0

Adjusted EBITDA Margin (Adjusted EBITDA / Revenue)	31%	38%

[1]

Adjusted EBITDA is not a measure defined under IFRS. For further information about how we calculate Adjusted EBITDA, see “Reconciliation of Profit to Adjusted EBITDA and Adjusted EBITDA Margin” above. Note: 2022 financials are unaudited and are subject to change.

[2]	CTK: Cargo Ton Kilometer
[3]	Defined as Aircraft, Crew, Maintenance, and Insurance
[4]	Profit Margin is not a measure defined under IFRS. Profit Margin is calculated as Profit / Revenue
[5]	Adjusted EBITDA Margin is not a measure defined under IFRS. Adjusted EBITDA Margin is calculated as Adjusted EBITDA / Revenue
[6]	Financial expenses include interest expenses on bank loans and foreign exchange gains or losses on financial assets and liabilities (other than trade receivables and payables)

About MNG Airlines

MNG Airlines is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

Contacts

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Golden Falcon and MNGA, MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the expected completion date of the proposed business combination, our goals of MNGA becoming a global logistics provider and the belief that MNGA’s performance offers the market a differentiated, high-quality business, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that MNGA is not able to expand its network coverage or efficiently use its fleet; the risk that MNGA Airlines does not become a global logistics provider; the risk that the market does not receive MNGA as a high-quality business; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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Exhibit 99.3

MNG Airlines Announces Approximately $35 Million Dividend for Fiscal Year 2022

ISTANBUL, 23 February 2023 The board of directors of MNG Havayolları ve Taşımacılık A.Ş. (“MNGA”) has announced its intent to distribute a cash dividend of TRY 662 million (TRY 16.76 per ordinary share), or approximately $35 million ($0.89 per ordinary share) based on the exchange rate from S&P CapitalIQ as of February 17, 2023, for the fiscal year 2022 subject to the approval of its shareholders in its upcoming general assembly to holders of record of MNGA’s ordinary shares as of the general assembly date.

Assuming the previously announced proposed business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”) is consummated, and the Available Cash Condition (as defined in the business combination agreement) of $30 million is satisfied, on a pro forma basis, this dividend would equate to $0.55 per ordinary share, resulting in a 5.5% dividend yield based on an illustrative $10.00 price per share. MNGA expects to distribute a cash dividend for the fiscal year 2023 on a constant-currency basis and intends to maximize its future dividend payments, subject to applicable local accounting and regulatory requirements, including, among other things, MNGA’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. In addition, MNGA’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness MNGA or its subsidiaries incur. MNGA may also distribute advanced dividends, which would allow for dividend payments more than once per year, in accordance with the applicable law.

Sedat Özkazanç, MNGA’s Chief Executive Officer, commented, “Our ability to distribute this dividend and establish our dividend policy going forward demonstrates our confidence in our ability to continue to operate profitably.”

Important Information About the Proposed Transaction and Where to Find It

This communication relates to a proposed transaction between MNGA and Golden Falcon Acquisition Corp. (“Golden Falcon”) pursuant to a business combination agreement, dated as of December 6, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding MNGA’s intent and ability to pay dividends both now and in the future and ability to continue to operate profitably are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that MNGA will be unable to satisfy the legal and accounting requirements to pay dividends in the future; the inability of the parties to raise capital or retain in trust at least $30 million in connection with the proposed transaction; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting

MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10- K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Exhibit 99.4

MNG Airlines Provides Earthquake Aid, Facilitates Donations and Supplies to Turkey-Syria

In partnership with the Turkish Ministry of Interior Department of Disaster and Emergency Management, the Turkish Red Crescent, the World Health Organization, Beşiktaş J.K. and the Turkish Pharmacists’ Association, MNG Airlines is working to supply rescue and relief supplies to southeast Turkey.

Earthquake victims and rescue and relief workers remain in dire need of supplies. Donors can find additional information and support the efforts at the following sites:

https://en.afad.gov.tr/

https://www.kizilay.org.tr/

ISTANBUL, 23 February 2023 – MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines” or “MNGA”), a global logistics provider and e-commerce enabler, is providing ground transport, logistics and air cargo services to aid victims of the devastating February 6th earthquakes. MNGA has mobilized a fleet of cargo trucks to support the Turkish Ministry of Interior Department of Disaster and Emergency Management to deliver supplies from Istanbul directly to Malatya and Gaziantep. Starting on February 7th, the MNGA’s trucks began delivering emergency aid to the region. On February 8th, MNG Airlines volunteered an A300-600 aircraft to transport relief goods including 44 tons of supplies donated by MNG Airlines staff. After the first flight, MNGA operated 4 flights to Malatya and 2 flights to Adana to provide transportation for donations from Beşiktaş JK, the Turkish Pharmacists’ Association and other donors.

MNG Airlines has also partnered with the Turkish Red Crescent to collect and transport emergency donations from across Europe to Malatya and Adana. Starting on February 9th, and working alongside international embassies and consulate staff, airport staff and our ground handling partner DNATA CGN, MNG Airlines loaded emergency relief donations at the Cologne, Amsterdam, and Charles de Gaulle airports for transport to Istanbul Airport. MNG Airlines’ collaboration with the Red Crescent is ongoing, and as of today, MNG Airlines has transported 240 tons of aid.

On February 8th, 16th and 23rd, MNG Airlines operated an A300-600 cargo plane on behalf of the World Health Organization (“WHO”) to transport 120 tons of emergency medical kits from Al Maktoum International Airport in Dubai to Istanbul, where the WHO’s emergency response teams began transporting the kits to areas most in need. On February 18th, MNG Airlines operated an A300-600 cargo plane on behalf of UNICEF to transport 37 tons of relief goods.

MNG Airlines and Golden Falcon Acquisition Corporation stand with friends, family, and fellow Turkish citizens whose lives have been impacted by the earthquakes, and will continue supporting our disaster relief and recovery partners during this difficult time.

About MNG Airlines

MNG Airlines is a global logistics provider. MNG Airlines started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

About Golden Falcon Acquisition Corp.

Golden Falcon Acquisition Corp. (Golden Falcon) is a New York Stock Exchange-listed special purpose acquisition company. Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion globally. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

Contacts

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Golden Falcon and MNGA, MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: our expectation that we will continue to provide disaster aid relief to those impacted by the earthquake; the risk that MNGA is not able to expand its network coverage or efficiently use its fleet; the risk that MNGA Airlines does not become a global logistics provider; the risk that the market does not receive MNGA as a high-quality business; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

###

Exhibit 99.5

Investor Presentation February 2023

Disclaimer Disclaimers and Other Important Information This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between MNG Airlines (“MNGA”) and Golden Falcon Acquisition Corp. (“Golden Falcon”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Golden Falcon and MNGA, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of MNGA and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related tra nsactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Golden Falcon and MNGA reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Golden Falcon, MNGA or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Golden Falcon nor MNGA has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Golden Falcon, MNGA or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of MNGA or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of MNGA and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In connection with the Potential Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed with the SEC by MNGA. The Form F-4 will include a preliminary proxy statement for the stockholders of Golden Falcon that also constitutes a preliminary prospectus. Golden Falcon and MNGA urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Potential Business Combination, as these materials will contain important information about Golden Falcon, MNGA and the Potential Business Combination. The Form F-4 and other documents in connection with the Potential Business Combination will be filed after you have made an investment decision one way or the other regarding any potential investment in MNGA or Golden Falcon. Because of this sequencing, when deciding whether to invest in MNGA or Golden Falcon, you should carefully consider the information made available to you, including this Presentation, through the date of your decision. If you sign a subscription agreement, you will be required to make certain representations relating to the foregoing. When available, the definitive proxy statement/prospectus will be mailed to Golden Falcon’s stockholders as of a record date to be established for voting on the Potential Business Combination. Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC’s website located at www.sec.gov, or security holders may direct a request to Golden Falcon Acquisition Corp., Attn: Corporate Secretary, 850 Library Avenue, Suite 204, Newark, DE 19711. Golden Falcon, MNGA and their respective directors, executive officers and other members of their management and employees, u nder SEC rules, may be deemed to be participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Golden Falcon’s directors and executive officers in its filings with the SEC, including Golden Falcon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination will be set forth in the Form F-4, along with information concerning the interests of Golden Falcon’s and MNGA’s participants in the solicitation. Such interests may, in some cases, be different from those of Golden Falcon’s or MNGA’s equity holders generally.

Disclaimer Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expected results, the anticipated growth and expansion of MNGA’s business the viability of MNGA’s growth strategy, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, the listing of MNG’s securities on the NYSE, the expected management and governance of MNGA and other matters. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of MNGA and/or Golden Falcon’s management and are not predictions of actual performance. These forward -looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MNGA and Golden Falcon. These forward-looking statements are subject to a number of risks and uncertainties, including: the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the Potential Business Combination; the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the Potential Business Combination; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the Potential Business Combination on MNGA’ business relationships, performance, and business generally; risks that the Potential Business Combination disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the Potential Business Combination; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the Potential Business Combination; failure to realize the anticipated benefits of the Potential Business Combination; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s 2021 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the re gistration statement on Form F-4 and the proxy statement/prospectus contained therein, as well as those contained in the Potential Business Combination Risk Factors provided at the end of this Presentation. If any of these risks materialize o r our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MNGA nor Golden Falcon presently know or that MNGA and Golden Falcon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MNGA’s and/or Golden Falcon’s expectations, plans or forecasts of future events and views as of the date of this Presentation. MNGA and Golden Falcon anticipate that subsequent events and developments will cause MNGA’s and Golden Falcon’s assessments to change. However, while MNGA and Golden Falcon may elect to update these forward-looking statements at some point in the future, MNGA and Golden Falcon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MNGA’s and/or Golden Falcon’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-IFRS Financial Terms The financial information and data contained in this Presentation for the year ended December 31, 2019 and year to date and the last twelve months ended September 2021 and 2022 are unaudited. The financial information and data for the year ended December 31, 2019 and the last twelve months ended September 2021 and 2022 does not conform to Regulation S-X promulgated by the SEC. Such information and data may not be included in, may be adjusted in, or may be presented differently in the Form F-4 or other report or document to be filed or furnished by Golden Falcon or MNGA with the SEC. Furthermore, some of the financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Cash Conversion, has not been prepared in accordance with International Financial Reporting Standards (“IFRS”). Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, income from investing activities, foreign exchange gains or losses, and profits or losses from investments under the equity method. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Adjusted Cash Conversion is defined as Adjusted EBITDA, plus change in net working capital, minus maintenance capex. For a reconciliation of such non -IFRS measures, see the appendix in this Presentation. MNGA and Golden Falcon believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to MNGA’s financial condition and results of operations. MNGA’s management uses these non-IFRS measures for trend analyses and for budgeting and planning purposes. MNGA and Golden Falcon believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing MNGA’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management of MNGA does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in MNGA’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. You should review MNGA’s audited financial statements, which will be presented in the Form F-4, and not rely on any single financial measure to evaluate MNGA’s business. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of MNGA, Golden Falcon and third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with MNGA or Golden Falcon, o r an endorsement or sponsorship by or of MNGA or Golden Falcon. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that MNGA or Golden Falcon will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Golden Falcon and MNGA Leadership Team

GOLDEN FALCON

MNG AIRLINES



Makram Azar

CEO and Director of GFX

- **Founder, Director and CEO of** private investment and advisory group **Full Circle Capital**
- Previously **Chairman of Banking EMEA** and **Barclays Bank MENA,** Managing Director and Head of MENA at **KKR,** Global Head of Sovereign Wealth Funds, Chairman of Media Investment Banking and Head of Consumer & Retail Investment Banking at **Lehman Brothers EMEA**
- During his 32-year career, worked on **>215 M&A, ECM, DCM & PE transactions,** for an **aggregate value of $410bn+**



Scott Freidheim

Chairman and Director of GFX

- **Founder and Managing Partner of Freidheim Capital**
- **CEO for a NYSE traded company** and for private equity. **He has served on the most senior executive leadership teams across multiple industries** including financial services, mass merchandising, brand management, private equity, engineering and staffing
- **Led businesses that range from $1bn to $43bn of revenue**



Murathan Günal

Chairman of MNGA & CEO of MAPA Group

- Prior to being named **CEO of Mapa Group**, a multinational conglomerate, Mr. Günal spent 12 years in various leadership positions within the company
- Member of the Steering Committee of the **Istanbul Grand Airport Project** and Member of the Board of the **Atlantic Council**



Ali Sedat Özkazanc

CEO of MNGA

- Has served as **CEO of MNG Airlines for 16+ years**
- Prior to being appointed CEO, Mr. Özkazanc was **CFO** at MNGA and held various other leadership positions at other companies, including as **Managing Director**
- **25+ years industry experience** and deep expertise in the air cargo industry

MNG AIRLINES

3

Golden Falcon Has Reviewed More than 500 Targets, and MNGA Aligns Well with Its Key Objectives Differentiated Transatlantic SPAC with Deep Bench of Board Members & Advisors 100+ years of investment banking and private equity Sponsor Expertise experience 230+ deals with aggregate value of $450bn+ globally Established track record taking dozens of companies public Team of 20 Founders, Chairs & CEOs, including members of Deep Operating the Golden Falcon management team, board of directors, and Experience strategic advisory group Ability to leverage industry relationships across North Transatlantic Geographic America, Europe, Israel & Middle East Focus Network of relationships to facilitate company growth through product/service adoption and/or partnerships Track Record of Demonstrable, attractive investment banking, public and Investment Returns private equity investment value creation >500 companies screened >30 deep dives (16 have announced combinations) ? Established company with compelling track record and strong cash flow generation Strong transatlantic nexus with meaningful EMEA industry leader with strong growth dynamics opportunity to expand in the US & Europe Long-term commitment from founder, management ? Benefitting from digital disruption (e-commerce) ? team and existing shareholders

MNGA is in the Top 1% of US-Listed Opportunities Measured by Profitability, Growth and EV/EBITDA …

c.7,000
Companies listed on major US exchanges

- There are in total c.7,000 companies listed on the NYSE and NASDAQ, across sectors, geographies and various stages of maturity

MNG AIRLINES

38%
2021 Adj. EBITDA[1] margin

11% of companies
30%+ EBITDA margin

- High profitability is relatively scarce, with only 11% of companies enjoying 30%+ EBITDA margins in 2021
- Some listed companies are early-stage, unprofitable businesses, while others operate in mature, highly competitive industries with low margins

39%
2021 YoY revenue growth

2% of companies
30%+ growth

- Few highly-profitable companies are able to sustain elevated growth rates comparable to MNGA – only 2% combine a 30%+ margin with a 30%+ growth rate

5.8x
EV / Adj. EBITDA[1] LTM[2] Sep-2022

<1%
<6x EV/ EBITDA

- Given the scarcity of fast-growing, high-margin businesses, these tend to be priced at a relatively high multiple
- Less than 1% of all listed companies offer an opportunity as attractive as MNGA when considering both the outstanding financial profile and compelling entry price point

MNGA offers a compelling opportunity to invest in a high-quality asset even when compared to all US-listed opportunities on margins, growth and EV/EBITDA; and MNGA has scale at $110m+ EBITDA

MNG AIRLINES

Source: CapitalIQ as of November 14, 2022
Notes:
1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures
2 Last twelve months ending 30th September 2022

5

… and a Differentiated High-Quality Asset in the DeSPAC Opportunities Universe 78 Despite a slowdown vs. previous years, 2022 still saw significant DeSPAC activity However, many of the targets were pre-revenue, DeSPACs closed in 2022 unprofitable companies Within the 78 DeSPAC transactions which closed in 2022, only 12 targets 12 had positive EBITDA in the last calendar year 38% Positive EBITDA In contrast, MNGA has been profitable since inception and maintains strong EBITDA, net income, and cashflow-level profitability 2021 Adj. EBITDA1 margin 2 While 12 targets had positive EBITDA, the majority of those were relatively young $111m companies with limited scale, some barely breaking even $100m+ EBITDA 2021 Adj. EBITDA1 Only 2 targets had $100m+ EBITDA2 0 39% 3%+ Of the 2 most comparable targets from a profitability and scale standpoint, none had a 2021 YoY revenue growth growth growth profile nearly as attractive as MNGA MNGA offers a differentiated opportunity to invest in a high-quality asset in the DeSPAC universe, and priced at what we believe is the lowest EBITDA multiple of any business combination closed to date in 2022 Source: CapitalIQ and SPAC Research as of October 25, 2022 Notes: 1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2 Core Scientific Inc. excluded given recent company-specific developments

Proposed Transaction Summary Transaction Overview Golden Falcon Acquisition Corp. is seeking to combine with MNGA at an implied pro-forma enterprise value of $676m This transaction represents an attractive multiple of 5.8x EV / EBITDA Sep-30 2022 LTM Despite substantial growth, profitability and sector tailwinds, the transaction was priced at a c.30% discount1 to its most comparable peer, Cargojet The transaction’s minimum cash condition is $30m4, expected to be secured before or at transaction close Sources and Uses of Funds ($m) Sources Company Rollover 601 GFX Investors 1 30 GFX Sponsors 8 Cash on Balance Sheet 14 Total 653 Uses Company Rollover 601 Cash to Parent Company 30 GFX Sponsors 8 2 Transaction Expenses 14 Total 653 Pro-forma Valuation ($m) Company Rollover 601 GFX Investors 1 30 GFX Sponsors 8 Pro-forma Equity Value 639 Pro-forma Net Debt / (Cash)3 39 (Associates) (2) Pro-forma Enterprise Value 676 Pro-forma Ownership at Close $42m gross proceeds5 $30m minimum gross proceeds6 GFX Investors, GFX Sponsors, 2% GFX Investors, GFX Sponsors, 1% Notes: 1. Gross transaction proceeds. Illustratively assumes $30m cash remains in trust post-redemptions 2. Best estimate, subject to change 3. Based on current net debt of $25m plus $14m estimated transaction expenses as of Sep-2022 4. Market data as of 10-Nov-2022 5. Assuming minimum redemption scenario 6 Assuming maximum redemption scenario

MNG Airlines is a Global Logistics Provider & e-Commerce Enabler

Company Overview

- ✓ Established in Feb-1996, MNG Airlines ("MNGA") is a **global logistics provider & e-commerce enabler**
- ✓ Operating in **61** destinations across **41** countries globally, with **over 400** airport slots secured
- ✓ **98%** of revenue in dollars, pounds or euros
- ✓ **Strong visibility** on short- to mid-term results through contractual commitments
- ✓ **Seasoned executive team** with deep industry knowledge

Value Creation Milestones

- **1996** MNGA was founded in 1996 by Mehmet Nazif Günal
- **1998** Transatlantic services began in 1998 with a flight from Frankfurt to Toronto
- **2000** Import warehouse operations started
- **2005** Acquired International Logistics Certificate (L2)
- **2006** Acquired ISO 9001 Quality Management System Certification
- **2008** Acquired cargo company Solin Air
- **2010** Acquired IOSA Certification
- **2012** A brand new A330-200 was added to the fleet
- **2014** Acquired ACC3 Certification
- **2019** 3rd Party Cargo Handling License Certification & Adana warehouse operations
- **2021** First flight with Airbus A330-300 converted freighter
- **2021** Two A330-300 aircraft added to the fleet and sent to conversion
- **2022** Second Airbus A330-300 out of conversion process in September 2022

Diversified Business Model

Revenue by Offering (LTM Sep-22, $m)


353
33
138
146
37
LTM Sep-2022

Warehouse & Handling
Ramp handling activities, warehouse services and line maintenance

Scheduled & Blocked Space
Purchasing of fixed (Hard Block) or (Soft Block) cargo space and scheduled flights

Charter
Charter (non-scheduled) air cargo contracts

ACMI
Leasing agreements providing aircraft, complete crew, maintenance and insurance

Strong Growth Profile with Expanding Margins


Adj. EBITDA margin[1]
29%
+~420 bps
33%
+37% CAGR
148
43
7
290
111
8
353
117
9
2019A
2021A
LTM Sep-22
Revenue
Adj. EBITDA[1]
# of Aircraft

Multiple Elements Underpinning Future Outlook

- **69%** 2023 revenues from contracted customers
- **61%** 2023 revenues currently under contract
- **+33%** YTD Sep-2022 year-on-year revenue growth
- **+30%** LOIs signed for aircraft fleet increase from 2021 - 2023
- **+29%** LOIs signed for cargo capacity increase from 2021 - 2023

MNG AIRLINES

Source: Company information
Notes:
1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

8

Istanbul is Strategically Located at the Center of Many Main Global Commercial Routes, Benefitting from State-of-the-Art Facilities at IGA Global CTK1 by Geography Istanbul’s Strategic Location Istanbul Airport is rapidly becoming one of the most important air cargo and logistics centersfor Europe, MiddleEast and Asia The airport, covering 1.4 million square meters, will have cargo handling capacity expected to reach 5.5m tons The volume of cargo transported in 2021 exceeded 1.7m tons, of which over 1.6m tons for international traffic EUROPE & CENTRAL ASIA Shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years Source: IATA, World Bank Note: 1 CTK: Cargo Ton Kilometer

A Historically Growing Sector with Multiple Tailwinds The air cargo industry has historically been characterized by structural growth, and demand shocks do not have long lasting impacts Covid impact on cargo capacity of long-haul passenger aircraft, together with e-commerce operators’ need for faster/overnight delivery that cannot be serviced by passenger aircraft as efficiently, resulted in increased demand for dedicated freighters A Global GDP and Trade Multiplier Increased Market Size and Volumes Air transport, freight (m ton-km), 1973–2019 2019-2021 (revenue in $bn, freight in m tons) Air transport, freight (million ton-km) Exports of goods and services (constant 2015 USD) Global GDP (constant 2010 USD) General cargo Source: IATA Industry Statistics Fact Sheet (Jun-2022), World Bank (ICIO, Civil Aviation Statistics and ICAO), Airbus GMF 2022 Notes: 1 Global GDP in constant 2010 USD 2 Exports of goods and services in constant 2015 USD

MNGA is Well Positioned Servicing the Full Cargo Spectrum



Capabilities to service full cargo spectrum

Global integrators

- Own fleet and dry leasing (operational control)
- Purchasers of ACMI[1], CMI[2], Block Space agreements
- Foreign ownership restrictions to invest in non-domestic operations
- Direct shipper relationship

UPS, FedEx, DHL

E-retail & logistics

- Developing own air capacity through partnerships (e.g., Amazon)
- Logistics build-up of air capacity post-Covid (through charters, ACMI[1], etc.)
- E-commerce often requires faster/overnight delivery
- Shipper relationship through freight forwarders

amazon, Alibaba Group, DSV, GEODIS, KUEHNE+NAGEL

Passenger airlines with cargo capacity

- Passenger airlines selling belly cargo capacity
- Some airlines with dedicated freighters
- Also use ACMI[1], CMI[2], Block Space Agreements to extend capacity
- Shipper relationship through freight forwarders

AIRFRANCE, Fly Emirates, TURKISH AIRLINES

MNG AIRLINES

Source: Company information

Notes:

1 Defined as Aircraft, Crew, Maintenance and Insurance

2 Defined as Crew, Maintenance, and Insurance

11

A Well-Diversified Business Model Source: Company information Notes: 1 Defined as Aircraft, Crew, Maintenance and Insurance 2 14% represents median from 2017 to 2021 3 CTK: Cargo Ton Kilometer 4 Shipper relationship established through freight forwarders

Strong Growth & Attractive Margins LTM Sep-2022 Financial Highlights $353m 33% >98% Revenue Adj. EBITDA margin1 of revenue in USD/GBP/EUR Revenue & Adj. EBITDA1 Over Time Key Income Statement Figures LTM $m 2019A 2020A 2021A Sep-2022 Revenue 148 209 290 353 (–) Cost of Sales (125) (132) (202) (262) Gross Profit 22 77 88 91 Gross Margin 15% 37% 30% 26% (–) SG&A Expenses (9) (10) (8) (11) + Other Income from Operating Activities 1 2 3—Operating Income (EBIT) 14 67 79 80 + Depreciation & Amortization 29 27 32 37 Adj. EBITDA1 43 84 111 117 Adj. EBITDA Margin1 29% 40% 38% 33% Source: Company information Note: 1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

Strong LTM Sep-2022 Financial Performance LTM Se 2022 Financial Performance Financials in $m Source: Company information Notes: 1 Adj. EBITDA is a non-IFRS measure. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

Tailwinds Across Geographies Driving Diversification MNGA revenues increased globally, benefitting from global trade growth and the acceleration of e-commerce adoption Source: Company information Note: 1 Route to Toronto began in 2022 2 14% represents median from 2017 to 2021

A Rare International Air Freight Investment Opportunity

Global Airline Market
~$260bn market cap (>$90bn North America)
Dominated by passenger contribution to capacity and earnings (cargo <3% in US[1])

Global Logistics
>$60bn market cap
(DSV, Kuehne & Nagel)
Asset-light international freight forwarders; increasing users of freighter capacity



Global Integrators
~$230bn market cap
(UPS, FedEx, DHL)
Ground B2B / B2C parallel networks, mostly domestic

Cargo
>$6bn market cap
(Cargojet, Atlas, ATSG)
Limited pure play international cargo opportunities

Broad Peer Sets for MNGA			Peer Sets Considered but Dismissed	
Air Cargo Operators	**Global Integrators**	**Global Logistics & Airfreight Forwarders**	**Other E-Commerce Enablers**	**Other Airlines**
• Most relevant peers *Key reference peer* CARGOJET ATSG, ATLAS AIR	• Exposure to cargo market, although mostly ground transport FedEx, UPS, Deutsche Post DHL Group	• Exposure to similar global trade drivers DSV, KUEHNE+NAGEL	• Exposure to similar tailwinds, but ultimately different business model amazon, 京东物流 JD Logistics, Alibaba Group	• Passenger-dominated, and thus driven by business cyclicality • Cargo revenues represent only a small portion of total

MNG AIRLINES

Source: Company materials, FactSet as of 10-Nov-22
Note: Bubble size in the top chart broadly reflects relative size among peer sets in terms of market cap
1 Based on 2019 data to avoid Covid-19 impact on business model

16

A Rare International Air Freight Investment: High Growth, High Margins, Revenue Visibility, Global Footprint and Cash Generative

	MNG AIRLINES	*Air Cargo Operators*	*Global Integrators[4]*	*Global Logistics & Airfreight Forwarders*
Key Points for Comparison		• MNGA is more international by points of sale • Provides service to global express and e-commerce operators • Growth is a key differentiator	• MNGA servicing key routes (e.g. UPS, DHL) • Largest freighter fleet • E-commerce and intercontinental end market deliveries	• Similar global airfreight growth drivers • Asset - light
Peers		CARGOJET, ATSG, ATLAS AIR	FedEx, UPS, Deutsche Post DHL Group	DSV, KUEHNE+NAGEL
FY 2019-LTM Sep-22 Revenue CAGR	37.2%	27.5% 10.2% - 27.5%	12.0% - 15.5%	28.0% - 41.4%
Revenue Visibility	✓✓✓	✓✓	✓	✓✓
Capital Intensity	✓✓	✓✓	✓✓✓	✓
EV / Adj. EBITDA[1,2] *LTM Sep-22*	5.8x	8.5x 4.7x – 8.5x	5.3x – 9.4x	5.3x – 9.3x
EV / Growth-Adj. EBITDA[1,2,3] *LTM Sep-22*	0.2x	0.3x 0.2x - 0.5x	0.3x – 0.8x	0.2x - 0.2x

Represents Cargojet's metrics (green highlight)

Source: FactSet as of 10-Nov-2022, company information

Notes: Financials converted to USD at the spot exchange rate as of 10-Nov-22
1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures
2 MNGA multiples based on EV of $676m
3 Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22
4 FedEx figures as of LTM Aug-2022

MNG AIRLINES

17

MNGA Compares Favorably to Its Key Peers

	MNG AIRLINES	CARGOJET	ATSG	ATLAS AIR
Key Information	• HQ in Istanbul, Turkey • Diversified routes across EMEA, Asia, and US • >700 FTEs *MNGA operates diversified routes, while its peers focus on North America*	• HQ in Mississauga, ON, Canada • Mostly domestic and Canada-US routes • >1,700 FTEs	• HQ in Wilmington, OH, US • Mostly North America routes • >5,200 FTEs	• HQ in Purchase, NY, US • Mostly North America routes • >4,000 FTEs
Current Fleet	9 aircraft in current fleet (2 additional aircraft under LOI): • 6x A300 • 3x A330 *MNGA operates medium widebodies, similarly to Cargojet and ATSG*	38 aircraft • 22x B767 • 12x B757 • 2x Challenger 601 • 1x Cessna 720; 1x Beechcraft 1900D	129[2] aircraft • 122x[2] B767 • 7x A321	116[1] aircraft • 8x B737 • 47x[1] B747 • 46x[1] B767 • 16x B777

Business Model



Warehouse & handling 9%
ACMI 10%
Scheduled & Block Space 39%
Charter 41%
Only Cargojet benefits from significantly diversified revenue streams like MNGA
Maintenance 2%
All-in charter 11%
Scheduled Domestic network 39%
ACMI 24%
Fuel & surcharges 24%
No revenue from scheduled flights
Other 19%
CAM[4] 19%
ACMI Services 62%
73% of revenue from 3 customers[3]
No revenue from scheduled flights
Dry Leasing 4%
Airline operations 96%

Key Financials



29% 40% 38% 33%
37% CAGR
148 209 290 353
2019A 2020A 2021A LTM Sep-22
MNGA significantly outpaced its key peers' growth rates over FY 2019-LTM Sep-22
33% 42% 39% 35%
27% CAGR
359 494 560 701
2019A 2020A 2021A LTM Sep-22
27% 28% 28% 29%
10% CAGR
1,678 1,790 1,931 2,192
2019A 2020A 2021A LTM Sep-22
2019 – 2021 growth at less than 1/3 MNGA
18% 26% 26% 22%
MNGA's margins are 50% higher
20% CAGR
2,739 3,211 4,031 4,505
2019A 2020A 2021A LTM Sep-22

Revenues ($m) EBITDA margin

Source: Company information, FactSet as of 10-Nov-22
Notes: Financials converted to USD at the spot exchange rate as of 10-Nov-22
1 Excludes 4x B747 and 6x B767 aircraft configured as passenger aircraft; includes 21 spare aircraft provided by CMI customers
2 Excludes 11x B767, 3x B777, and 4x B757 aircraft configured as passenger aircraft
3 As of 2021A
4 Defined as Cargo Aircraft Management

MNG AIRLINES

18

MNGA Compares Favorably to Cargojet, Its Key Peer

		MNG AIRLINES	CARGOJET
Key Information	Routes	*Diversified across EMEA, Asia, and US*	*Mostly domestic and Canada-US*
	Employees	*>700*	*>1,700*
Current Fleet	• *MNGA and Cargojet operate medium widebodies*	***9 aircraft in current fleet (2 additional aircraft under LOI):*** • *6x A300* • *3x A330*	***38 aircraft*** • *22x B767; 12x B757* • *2x Challenger 601* • *1x Cessna 720; 1x Beechcraft 1900D*
Business Model	• *MNGA and Cargojet have comparable diversified revenue streams*	Warehouse & handling 9% ACMI 10% Scheduled 39% Charter 41%	Maintenance 2% All-in charter 11% Scheduled Domestic network 39% ACMI 24% Fuel & surcharges 24%
Key Financials	• *MNGA showed outstanding growth in the last 2 years* • *MNGA has generated strong profitability with attractive net income margins*[3]	4% 22% 17% 25% 16% 40% CAGR 39% growth 148 209 290 254 353 2019A 2020A 2021A LTM Sep-21 LTM Sep-22	2% (13%) 22% 6% 31% 25% CAGR 34% growth 359 494 560 524 701 2019A 2020A 2021A LTM Sep-21 LTM Sep-22
2021 Valuation Metrics[4]	• *MNGA is priced at a discount to its key peer*	***LTM Sep-2022 Valuation multiples*** • *EV/Adj. EBITDA[1]: 5.8x (-32%)[2]* • *EV/Growth-Adj. EBITDA[5]: 0.2x (-50%)[2]*	***LTM Sep-2022 Valuation multiples*** • *EV/Adj. EBITDA[1]: 8.5x* • *EV/Growth-Adj. EBITDA[5]: 0.3x*

Revenues ($m)　　Net Income margin[3]

Source: FactSet as of 10-Nov-2022, company information

Notes: Financials converted to USD at the spot exchange rate as of 10-Nov-22

1 EV defined as Enterprise Value. Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

2 Discount from Cargojet multiple

3 Defined as net income divided by revenue; Cargojet net income excluding fair value changes in warrants

4 MNGA multiples based on EV of $676m

5 Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22

MNG AIRLINES

19

Key Investment Highlights 1 A Global Logistics Provider and E-Commerce Enabler 2 Substantial Sector Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints 3 Established Track Record, with Close Partnerships with Key Global Logistics Providers 4 Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally Significant Potential Upside from Multiple Growth Levers including E-Commerce Integration, Expanded 5 Network and Increasing Penetration in Key Markets Through Vertical Integration 6 Barriers to Entry Driven by Slots Guaranteed at Some of the Most Desirable Airports Globally 7 Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies 8 Highly Experienced Management Team with Deep Domain Expertise Backed by Long-Term Committed Shareholders

Appendix A Supporting Key Investment Highlights Materials

A Global Logistics Provider and E-Commerce Enabler

MNGA is a global logistics provider and e-commerce enabler, with strong revenue visibility from contracts and $117m LTM Sep-2022 Adj. EBITDA[2]

Annual or Multi-year Contracts

Scheduled & Block Space
48% of LTM Sep-2022 Revenues[1]

- Port-to-port air cargo service & logistics support provider

ACMI
10% of LTM Sep-2022 Revenues

- Solutions provider for express courier and air cargo businesses such as UPS, DHL and Turkish Airlines

Charter
41% of LTM Sep-2022 Revenues

- Solutions provider for 60 charter broker companies, integrators and major airlines
- Leading charter business in the EMEA region

Transcontinental routes to support rapid growth in **e-commerce demand** across Asia, the EU, and the United States

Access to hubs in **Paris, London, Amsterdam, and Germany** via night flights driving **next-day delivery**

Direct sales in North America with **weekly flights to JFK Airport in New York** and **Pearson International in Toronto**

Maximizing cargo load factor in long distance flights giving MNGA a competitive edge and increasing profitability

Global network spanning 4 continents	>3,500 flights annually	180,000 tons of cargo annually	680 million freight ton-kilometres offered	>15,000 customers	100+ routes to 61 destinations across 41 countries

MNG AIRLINES

Source: Company information
Notes:
1 Also includes ramp handling, warehouse export & import, technical and other revenue
2 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

22

A Global Logistics Provider and E-Commerce Enabler MNGA is a global logistics provider and e-commerce enabler, with an air cargo network including >60 destinations MNGA route network1 Source: Company information Note: 1. Arrow size reflects relative contribution of different routes to overall CTK 2 Turkey is included in Europe 3 14% represents median from 2017 to 2021

Substantial Long-Lasting Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints

Meaningful secular tailwinds due to growth in global trade and the shift in consumer behavior that has driven e-commerce acceleration, combined with supply-side constraints in the logistics industry

Near- to Medium-Term Dynamics		Long-Term Dynamics	
PASSENGER WIDEBODY CAPACITY LOSS	Share of worldwide air cargo transported via passenger widebody aircraft **decreased from c.50% to c.30%** (from Q1 2020 to Q2 2021)	E-COMMERCE BUSINESS MODELS	Global e-commerce volume was recorded at c.$3.5 trillion in 2019 and is **forecasted to surpass $6.5 trillion by 2023**
SUPPLY CHAIN DISRUPTIONS	Air cargo has been **used to address supply chain recoveries**	SUPPLY CHAIN STRATEGIES	Potential shifts in specific destinations, **but not fundamental macro demand changes to global supply chains served by the air cargo networks**
GOODS DEMAND & ECONOMIC RECOVERY	**Demand for consumer products increasing disproportionately** to spending for leisure, travel and services	FREIGHTER FLEET GROWTH	RTK growth combined with proven need for dedicated freighter capacity is expected to result in **need for c.70% larger fleet over pre-pandemic levels by 2040**
MARITIME SHIPPING CHALLENGES	Shift towards air cargo due to maritime shipping challenges, causing a **narrower spread between air and maritime cargo transport**	FLEET REPLACEMENT NEEDS	**c.50% of new deliveries** over the next 20 years are expected to be targeted to **replace existing older and less efficient freighters**

Source: Boeing CMO 2021, Boeing Air Cargo Forecast 2020-2039, Company information

MNG AIRLINES

24

Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally

Strategically based in one of the largest and fastest-growing air cargo markets globally, with access to key destinations in Europe, the Middle East, Africa and Asia within 3 hours

Istanbul is at the Heart of the Modern Silk Road

- Trade surpassing **>$380 billion** flowed through the country in 2020
- Turkey is one of the largest air cargo markets globally
- Istanbul is one of the largest cities in the world, with **over 15m people**

Source: The Belt and Road Cities' Connectivity Index, The Observatory of Economic Complexity (OEC)



Istanbul's Strategic Location





- **Istanbul Airport** is rapidly becoming one of the most important **air cargo and logistics centers** for Europe, Middle East and Asia
- The **airport, covering 1.4 million square meters**, will have **cargo handling capacity expected to reach 5.5m tons**
- The volume of cargo transported in 2021 exceeded **1.7m tons**, of which **>1.6m tons for international traffic**

Source: IGA, International Airport Review, Turkish Airport Authority

Air Transport Freight in Turkey and as a Share of Global Air Freight

Air transport, freight (m ton-km), 1973–2020



Scheduled traffic carried (million ton-km)[1]
8,000
6,000
4,000
2,000
0
1973
1978
1983
1988
1993
1998
2003
2008
2013
2018
4.00%
3.00%
2.00%
1.00%
0.00%
Air transport freight in Turkey as a % of total world air transport

Air transport freight has increased in Turkey by a CAGR of 23.1% from 2009-2019 (vs. 2.4% worldwide)

Turkey's global share of air transport freight has increased from **0.6% in 2010 to 3.8% in 2020**

Source: World Bank (ICIO, Civil Aviation Statistics and ICAO)

MNG AIRLINES

Note:
1 Represents total (international and domestic) scheduled traffic carried by air carriers registered in Turkey

25

Significant Upside from Multiple Growth Levers including E-Commerce Integration

Enhanced value proposition driving increased exposure to e-commerce clients, supported by IGA's potential to become an important e-commerce hub

- MNGA's e-commerce revenue grew to **$51m in 2021, despite not accounting for any revenues in 2020**. This segment continues to show strong growth – as of September 2022, with **$82m e-commerce revenue over the last twelve months**. Due to MNGA's strategic positioning along the modern silk road, the Company is well-positioned to address this market further by **connecting Asia with the West**
- MNGA's cargo originating from Asia grew at **a 230% CAGR** from 2019 to 2021 and continues seeing strong demand from Asian customers

MNGA e-Commerce Revenue Growth[2]



$0
+$51m
$51m
+61%
$82m
2020
2021
LTM Sep-22



Istanbul Grand Airport e-commerce Hub Opportunity

Istanbul Grand Airport as Primary Hub

The **largest airport by traffic volume** in Europe[1] offering all services that are key for e-commerce:

- Parcel sorting (e.g. conveyor belt) & picking for dispatch
- Short-term storage / warehousing
- Significant connectivity with facilities located outside the airport

+

MNGA Key Integrated Capabilities

- Scalable IT platform driving continuous improvements for user experience and greater operational efficiency
- State-of-the art technology and facilities at IGA
- >16,500 m² of strategically located storage space in Turkey
- Agile & flexible service model providing last-mile delivery & digital integration with custom authorities through an integrated logistics offering
- Hyperconnectivity to other important gateways

Primary opportunities for e-commerce retailers

MNG AIRLINES

Source: Company information
Note:
1 As of 2021 according to Airports Council International
2 Customers shown include shipper relationships through freight forwarders

26

Upside from Multiple Growth Levers Including Geographic Expansion & Vertical Integration Expanding operations in strategic markets support global customer base MNGA began flying to JFK in November 2021 and continues to operate weekly flights to the airport. MNGA also partners with US delivery networks to provide cargo to other major US cities, including Chicago, Los Angeles, Houston, Atlanta, and Miami In October 2022, MNGA started flying to Toronto to service the Canadian market and strengthen its footprint in North America M&A: MNGA is actively evaluating M&A targets with an Air Operator’s Certificate (AOC) in the US, as well as throughout Europe, including in Germany & the UK MNGA operates customs-bonded warehouses, a requirement for cross-border shipments, and is trusted by some of the most recognizable brands globally. MNGA anticipates having capacity to handle 18,000 tons p.a. M&A: MNGA is actively evaluating warehouse acquisition opportunities in the US and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and 3PL offerings to strengthen next-day delivery capabilities and further increase air cargo volumes “We are delighted that our long-time cargo airline partner MNG Airlines is significantly growing its presence at CGN (Cologne Airport). Especially the German and BeNeLux-exporters will benefit from the new JFK flights.” - Johan Vanneste, President & CEO Cologne Bonn Airports

Barriers to Entry Driven by Rights to Slots at Some of the Most Desirable Airports Globally Key airports globally (e.g. JFK, CDG, CGN) are capacity-constrained and unable to offer new slots to competitors; the future of e-commerce lies within achieving same-day delivery through utilization of key slots Historical Slot Portfolio of MNGA The most common entry barriers at Level 3 airports (“coordinated airports”) are capacity and slot availability Slots are very limited due to the inaccessibility of the night period (aimed at reducing aircraft noise) Therefore, a new entrant could spend years on the waiting list to access a Level 3 airport, regardless of its market power

Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies Multiple awards from Airbus and further registered as Service Supplier & Vendor to UN, NATO, US Military and Non-Military Organizations Track Record of Excellence International and Governmental Accreditations & Certifications Source: SkyWise, Company information Notes: 1 Average figures from 2012 to 2021 2 Global Average based on the worldwide fleet data provided by SkyWise

Highly Experienced Management Team with Deep Domain Expertise MNGA executive team brings over 185+ years of experience1 Murathan Günal Ali Sedat Özkazanc Gamze Ete Kuran Chairman of MNGA & CEO of MNGA Head of Compliance and ESG CEO of MAPA Group Emre Mazanoğlu Ali Şimşek Head of Financial Control and Head of Finance and Accounting Investor Relations, and Director 185+ years 70+ years 35+ years of combined experience(1) at MNGA(1) at MAPA Group(1) Source: Company information Note: 1 Including full executive team

Appendix B Additional Valuation Materials

Leading Metrics in the Industry – Growth, Profitability and Pricing Power Revenue CAGR FY 2019-LTM Sep-2022 Source: FactSet as of 10-Nov-2022, company information Notes: 1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2 LTM Aug-2022

Entry Price Point at Substantial Discount to Cargojet, Its Key Peer EV / Adj. EBITDA1;2 LTM Sep-2022 Source: FactSet as of 10-Nov-2022, company information Notes: 1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2 MNGA multiples based on EV of $676m 3 Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22 4 LTM Aug-2022 multiple

Appendix C Additional Materials

Long-Haul Fleet Growth for Further Global Connectivity Current Full Airbus Long-Haul Fleet – Owned and Leased – Provides Predictable Capacity Range Payload Aircraft Model Vintage In Date End Date (km) (tons) 1995 2014 Owned 1989 2015 Owned 1989 2013 Owned 4,800 47 A300-600F km tons 1999 2008 2024 1994 2012 2024 1994 2013 2024 6,000 68 A330-200F 2012 2012 Owned km tons 2007 2021 2027 A330-P2F300 6,780 61 km tons 2007 2022 2028 2008 2023 2031 1 3,800 27 A321-200P2F km tons 2002 2024 2032 Source: Company information, Airbus Notes: 35 1 Two additional aircraft under non-binding LOIs and subject to closing; range and payload refer to A321-P2F family

MNGA ESG Strategy 1. Upgrading Our Fleets to Cleaner Veh By transitioning to cleaner fleets, whether they are fuel-efficientoruse fossil-free energy, we can dras reduce our CO2 emissions. Sustainable Aviation Fuels (SAF) expected to be in by 2024. We are also concerned about noise pollu adhere to several airport noise pollution regulatio 2.Transition to Green Buildings Decarbonizing our air cargo operations also includes the efforts to transition to green buildings: cargo facilities at airports, warehouses, airport terminals, offices 3. GO e-Freight Replacing paperwork with electronic messages and further digitalization to reduce the carbon footprint creasing Fuel Efficiency rt of environmental protection imate change mitigation, we undertaken numerous measures uce our carbon footprint by ving fuel efficiency. We have tarted employing younger fts in our fleet 4. Carbon Footprint Tracking We have started to implement a carbon footprint tracking system to reduce the carbon footprint of our operations

MNGA – Historical Income Statement

Income Statement

('000 USD)	2019	2020	2021	YTD Sep-2021	YTD Sep-2022
Revenue	147,787	208,807	289,668	190,235	253,573
Cost of Services (-)	(125,394)	(131,948)	(201,810)	(136,972)	(196,860)
Gross Profit	**22,393**	**76,859**	**87,858**	**53,264**	**56,713**
General Administrative Expenses	(9,022)	(9,418)	(10,231)	(7,243)	(7,808)
Other Income From Operating Activities	1,011	-	-	-	-
Operating Income	**14,381**	**67,177**	**79,455**	**47,100**	**47,603**
Income From Investment Activities (Net)	(3,088)	-	-	-	-
Share of Investments' Profit / Loss	382	202	345	415	441
Financial Expense (-)	(2,275)	(6,429)	(12,821)	423	4,497
Profit Before Tax	**9,400**	**60,950**	**66,979**	**47,939**	**52,541**
Tax (-)	(2,978)	(15,593)	(16,547)	(7,254)	(5,773)
Net Income	**6,422**	**45,357**	**50,432**	**40,685**	**46,768**
Depreciation Expenses in IC	**28,522**	**27,375**	**31,509**	**21,953**	**27,891**
Aircraft, Machinery and Equipment	28,023	26,274	30,364	21,114	26,850
General Expenses and Administration	499	1,101	1,145	839	1,041

Key items - LTM

('000 USD)	LTM Sep-21	LTM Sep-22
Revenue	254,195	353,006
Adjusted EBITDA	95,840	117,406
Adj. EBITDA Margin	*38%*	*33%*
Net Income	62,568	56,515
Net Income Margin	*25%*	*16%*

Source: Company information

Notes: The financial information and data contained in this Presentation for the year ended December 31, 2019 and the year to date and last twelve months ended September 2021 and 2022 are unaudited. The financial information and data for the year ended December 31, 2019 and the last twelve months ended September 2021 and 2022 does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material. Adj. EBITDA is a non-IFRS measure. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

MNG AIRLINES

37

MNGA – Historical Income Statement and Balance Sheet

Balance Sheet

Assets ('000 USD)	2020	2021	Sep-2022
Cash and cash equivalents	46,542	46,186	17,235
Trade receivables	17,743	26,748	17,478
- Related Parties	*875*	*1,922*	*231*
- Third Parties	*16,868*	*24,826*	*17,247*
Other receivables	17,868	35,019	61,084
- Related Parties	*17,375*	*34,676*	*59,694*
- Third Parties	*493*	*343*	*1,390*
Inventories	2,371	2,960	4,771
Prepayments	3,245	3,279	971
Other current assets	-	132	511
Total Current Assets	**87,770**	**114,324**	**102,049**
Financial investments	39	39	39
Property, plant and equipment	163,185	211,387	219,682
Intangible assets	1,499	3,163	6,743
Equity accounted investees	1,825	2,015	2,135
Prepayments	14,740	18,853	25,992
Total Non-current Assets	**181,288**	**235,457**	**254,590**
Total Assets	**269,058**	**349,781**	**356,639**

Liabilities ('000 USD)	2020	2021	Sep-2022
Short-term borrowings	29,487	35,704	13,495
Short-term portion of long-term borrowings	2,918	17,854	20,036
Trade payables	22,300	27,186	31,478
- Related Parties	*633*	*1,873*	*875*
- Third Parties	*21,666*	*25,313*	*30,603*
Liabilities related to the employee benefits	1,944	2,014	2,384
Other payables	1,343	1,055	8,622
- Third Parties	*1,343*	*1,055*	*8,622*
Current tax liabilities	3,546	2,893	2,352
Contract liabilities	140	8,485	-
Short-term provisions	1,104	1,293	1,624
- Provisions Related to the employee benefits	*1,097*	*1,290*	*1,081*
- Other	*7*	*2*	*543*
Total Current Liabilities	**62,781**	**96,482**	**79,991**
Long-term borrowings	33,860	53,368	56,044
Long term provisions	3,173	2,363	2,732
- Provisions Related to the employee benefits	*3,173*	*2,363*	*2,732*
Deferred tax liabilities	25,203	28,637	27,063
Total Non-Current Liabilities	**62,236**	**84,369**	**85,839**
Total Liabilities	**125,017**	**180,852**	**165,830**

Equity Attributable To Owners Of The Parent			
Share capital	33,285	33,285	33,285
Items that are or may be reclassified subsequently to profit or loss	(383)	(935)	(2,067)
- Foreign Currency translation differences	*111*	*(35)*	*(356)*
- Remeasurements of defined benefit liability (asset)	*(618)*	*(1,125)*	*(2,138)*
-Taxes on items that will not be reclassified to profit or loss	*124*	*225*	*428*
Restricted reserves	5,314	8,063	10,433
Retained earnings	105,825	128,516	149,158
Total equity	**144,041**	**168,929**	**190,809**
Total equity and liabilities	**269,058**	**349,781**	**356,639**

Source: Company information

Notes: The financial information and data contained in this Presentation as of September 2022 is unaudited. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material

MNG AIRLINES

38

MNGA – Historical Cash Flow Statement

Cash Flow Statement

('000 USD)	2020	2021	YTD Sep-21	YTD Sep-22
Profit for the period	**45,357**	**50,432**	**40,685**	**46,768**
Adjustments for:				
Depreciation and amortisation expense	27,375	31,509	21,953	27,891
(Reversal of) impairment losses on property, plant and equipment	(10,580)	-	-	-
Provisions and employee benefits	758	840	1,395	849
Interest (income)	1,375	(365)	(275)	(27)
Share of profit of equity-accounted investees	(202)	(345)	(415)	(441)
Tax expense	15,593	16,547	7,254	5,773
The adjustments for the reconciliation of net profit/(loss)	**34,318**	**48,186**	**29,910**	**34,045**
Changes in:				
Decrease in trade receivables	(1,033)	(9,075)	1,401	9,039
Decrease/(Increase) in other receivables	771	18	18	(1,426)
(Increase) in inventories	(5)	(589)	(600)	(1,810)
(Increase)/Decrease in prepayment	(3,539)	(4,147)	353	(4,830)
Increase in trade payables	8,900	2,842	4,744	8,492
Increase/(Decrease) in other payables to related operations	942	(218)	(374)	7,937
Increase/(Decrease) in contract liabilities	140	8,345	1,783	(8,485)
Other non-cash assets (*)	1,278	2,256	(2,427)	(4,031)
Cash flows from operations	**87,130**	**98,049**	**75,494**	**85,698**
Payments related to provisions for employee benefits	(217)	(239)	(164)	(258)
Interest paid	(2,722)	(4,552)	(3,234)	(3,115)
Tax payments	(7,476)	(6,393)	(17,962)	(6,997)
Net Cash from operations	**76,715**	**86,865**	**54,135**	**75,328**
Proceeds from sale of property, plant, equipment and intangible assets	2,201	-	-	-
Purchase of property, plant and equipment, intangible assets	(34,118)	(54,660)	(38,654)	(39,766)
Cash flow used in investing activities	**(31,917)**	**(54,660)**	**(38,654)**	**(39,766)**
Proceeds from borrowings	23,794	70,984	58,633	36,129
Repayments of borrowings	(3,279)	(38,523)	(21,162)	(40,254)
Change in other receivables	(22,489)	(57,927)	(59,949)	(51,096)
Payment of lease labilities	(8,825)	(19,190)	(13,938)	(13,586)
Interest received	5	129	128	204
Dividends paid	(1,255)	(1,546)	(1,546)	(1,497)
Cash flow from financing activities	**(12,049)**	**(46,073)**	**(37,833)**	**(70,099)**
Net (decrease) in cash and cash equivalents before the effect of exchange rate changes	**32,749**	**(13,868)**	**(22,352)**	**(34,537)**
Unrealized foreign currency translation differences	1,548	13,512	10,924	5,586
Net increase / (decrease) in cash and cash equivalents	**34,297**	**(356)**	**(11,428)**	**(28,951)**
Cash and cash equivalents at the beginning of the period	**12,245**	**46,542**	**46,542**	**46,186**
Cash and cash equivalents at the end of the period	**46,542**	**46,186**	**35,114**	**17,235**

Source: Company information
Notes: The financial information and data contained in this Presentation for the year to date September 30, 2022 and 2021 is unaudited. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material

MNG AIRLINES

39

Reconciliation of Non-IFRS to IFRS Measures

('000 USD)	2019	2020	2021	YTD Sep-2021	YTD Sep-2022
Net Income	**6,422**	**45,357**	**50,432**	**40,685**	**46,768**
Tax expense	2,978	15,593	16,547	7,254	5,773
Income from investing activities	3,088	-	-	-	-
Share of profit from investments under the equity method	(382)	(202)	(345)	(415)	(441)
Finance Expenses[1]	2,275	6,429	12,821	(423)	(4,497)
Depreciation and amortization	28,522	27,375	31,509	21,953	27,891
Reversal from impairment		(10,580)	-	-	-
Adjusted EBITDA	**42,903**	**83,972**	**110,964**	**69,053**	**75,494**
Adjusted EBITDA Margin (Adjusted EBITDA / Revenue)	*29%*	*40%*	*38%*	*36%*	*30%*

('000 USD)	2020	2021	YTD Sep-2021	YTD Sep-2022
Net Cash from Operations	**76,715**	**86,865**	**54,135**	**75,328**
Less: Maintenance capex	(23,838)	(21,903)	(13,628)	(17,740)
Adjusted Cash Conversion (Post Maintenance Capex)	**52,877**	**64,962**	**40,507**	**57,588**
Adj. Cash Conversion Margin (Adjusted Cash Conversion (Post Maintenance Capex) / Net Cash from Operations)	*69%*	*75%*	*75%*	*76%*
Less: finance lease principal repayment	(8,825)	(19,190)	(13,938)	(13,586)
Adjusted Cash Conversion (Pre-Growth Capex)	**44,052**	**45,772**	**26,569**	**44,002**
Adj. Cash Conversion Margin (Adjusted Cash Conversion (pre Growth Capex) / Net Cash from Operations)	*57%*	*53%*	*49%*	*58%*
Less: Growth capex	(10,280)	(32,758)	(25,026)	(22,026)
Add: Proceeds from disposals of property, plant equipment, intangible assets	2,201	-	-	-
Adjusted Cash Conversion	**35,972**	**13,014**	**1,543**	**21,976**
Adj. Cash Conversion Margin (Adjusted Cash Conversion / Net Cash from Operations)	*47%*	*15%*	*3%*	*29%*

Source: Company information

Notes: Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material

1. Financial expenses include interest expenses on bank loans and foreign exchange gains or losses on financial assets and liabilities (other than trade receivables and payables)

MNG AIRLINES

40

Appendix D Industry Outlook

For Passenger Airlines, Cargo Continues to be the Bright Spot “Turkish cargo performed well as we recorded around $900 million of revenue” “To sustain our growth in cargo, we are introducing new products, focusing more on niche cargo segments and facilitating more strongly the efficiency growth by our new cargo terminal in Istanbul Airport” “…our investment management team is looking for new aircraft, especially cargo” “We are seeing some erosion in the yield environment, but being able to compensate this drop with increasing total tonnes carried” November 3rd 2022, Q3 22 Earnings Call “…we saw a very large opportunity with freighters, with cargo. And so we have launched really back into the dedicated freighter business” “…we have a strong, a very strong team on the cargo side and saw this really as a dimension that will not stop growing. And so we made the pivot and jumped into it.” September 15th 2022, Investor Conference “the second million more than w olding strong, and it’s even compared to 2021. So the yields, the price per ATK is up at 14% compared to 2019” October 28th 2022, Q3 22 Earnings Call “Cargo posted another strong quarter with revenue increasing nearly 40% compared to 2019, with the reduction in air cargo traffic as seafreight recovered which was more than offset [by] strong yields.” October 28th 2022, Q3 22 Earnings Call “Lufthansa Cargo (…) expects to post another record result for ‘22. In the first 9 months of this year, our Cargo colleagues have generated an operating profit of an impressive EUR 1.3 billion, and therefore, expect their full year results to exceed last year’s figure of EUR 1.5 billion. Overall, it doesn’t take much to hear that from my voice here, we remain optimistic for the rest of this year” “For next year, we still expect the yields to be above what we had precrisis level” October 27th 2022, Q3 22 Earnings Call

Global Carriers Indicate that Demand for Air Freight Remains Robust, Including on the Europe-Asia Route

DHL

"**B2B outlook slightly above global GDP** –and in line with pre-COVID trends. B2B **E-commerce remains the fuel for additional growth**. Normalization in B2C is happening, but **continued growth above GDP as crossborder E-commerce continues to take share of retail spending**"

September 8th 2022, DHL Investor Day

"**Demand expected to outstrip supply through 2030.** Given **demand vs supply imbalance, rates to stay at high levels through 2023 – 2024**"

June 13th 2022, DHL Global Forwarding, Freight Mgmt. Update

FedEx

"**Trade between Asia and Europe** countries accounts for about **half of the world's merchandise commerce** (…). 2021 saw trade between China and Europe grow **to $800b**, and the trajectory continues with a **12% YoY increase** over January and February 2022 to **$138b** (…). Trade between other Asian markets (…) and the EU also continues to show a **healthy momentum**"

"As **one of the most important trade lanes in the world, Asia-Europe is where mega-economies will converge in the coming years**"

June 16th 2022, Kawal Preet, president of AMEA

DSV

"Weaker demand [in air freight] was **more than compensated by strong yields.**"

Reported **48% YoY growth in gross profit / tonne** for air freight.

October 25th 2022, Q3 2022 Results

CARGOJET

"747s are gone, 380s are gone. Those were the biggest belly businesses, **they're all gone**. So what are we left with is 777s basically or A350 aircraft, and there's a **lot of narrow-bodies that are going to fly internationally.** So I think there's a hybrid model that some of the belly business will go back, obviously, but we feel **a lot of it will be retained by the freighters.**"

"Our 2026 adjusted EBITDA is expected to continue to be **greater than 35% of revenue**"

"**e-commerce will continue to grow** at attractive compound annual growth rates **for years, if not decades.** We believe **that this will help mitigate the risk of any potential recession**"

October 31st 2022, Q3 2022 Earnings Call

MNG AIRLINES

43

Boeing Believes Freighters Will Remain Important for the World Air Cargo Industry Most passenger belly capacity does not serve key cargo trade routes Twin-aisle passenger schedules often do not meet shipper timing needs Freight forwarders prefer palletized capacity, which is not available on single-aisle aircraft Passenger bellies cannot serve hazardous materials and project cargo Payload-range considerations on passenger airplanes may limit cargo carriage Sources: Boeing World Air Cargo Forecast 2020–2039 44

MNG Airlines

Risk Factors You should carefully consider the risks and uncertainties described in the “Risk Factors” contained herein, the “Risk Factors” section of Golden Falcon’s Form 10- K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 and subsequently filed Quarterly Reports on Form 10-Q, other documents filed by Golden Falcon from time to time with the SEC and any risk factors made available to you in connection with Golden Falcon, MNGA (“Company”) or the Potential Business Combination (together, the “Potential Business Combination Risk Factors”). Risks Related to MNGA The Company’s reputationand business could be adversely affected in the event of an aviation accident or similar public incident involving its aircraft or personnel. The Company and the air cargo industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect the Company and its ability to obtain financing on acceptable terms. Air cargo companies are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; terrorist activities; increased security measures; new logistics related taxes or the outbreak of disease, any of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks associated with the Company’s presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect the Company. The Company is subject to significant governmental regulation and changes to the civil aviation regulatory framework may adversely affectthe Company, its business and results of operations, including its competitiveness and compliance costs. The Company is subject to a number of environmental, health and safety and tax laws and regulations, and the cost of compliance with, and any liabilities under, current and future laws and regulations may have a material adverse effect on its business, financial condition, results of operations or prospects. The Company operates in a competitive industry and actions by its competitors could adversely affect the Company. Significant capital investments, including the expansion of its fleet have been, and may in the future continue to be, necessary to achieve the Company’s growth plans, which carry project and other risks. Reduction in demand for cargo or charter operations of the Company, or governmental reduction or limitation of operating capacity, could harm its business, results of operations and financial condition. The Company relies on efficient daily aircraft utilization to address peak demand, which makes itvulnerable to delays, cancellations or aircraft unavailability. Failure to obtain, renew or maintain the permits and approvals required to operate the Company’s businesses may have an adverse effect on its business, financial condition, results of operations and prospects. The Company relies on the strength of its reputation and the reputation of MAPA. If the Company and/or its parent company are unable to maintain and enhance its brand and capture additional market share or if the reputation and business of the Company and/or its parent company are harmed, this could have a material and adverse impact on its business, financial condition, results of operations and prospects. The Company flies and depends upon Airbus aircraft, and the Company could suffer if it does not receive timely deliveries of aircraft, if aircraft from this company become unavailable or subject to significant maintenance or if the public negatively perceives its aircraft.

Risk Factors (Cont’d) Risks Related to MNGA (Cont’d) The Company is highly dependent on its main hub at Istanbul Grand Airport (“IGA”), as its primary hub, especially for its e-commerce integration, and as such, a material disruption at its main hub could adversely affect the Company. A failure to implement its growth strategy may adversely affect the Company. Any inability to attract and retain key management and qualified personnel may negatively affect the Company’s business. Increases in labour benefits, and other worker-related disturbances may adversely affect the Company, including its ability to carry out normal business operations. Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on the Company’s business, results of operations and financial condition. The outbreak of COVID-19 has had an adverse impact that has been material to the Company’s business, operating results, financial condition and liquidity, and the duration and spread of the pandemic could result in additional adverse impacts. The outbreak of another disease or similar public health threat in the f uture could also have an adverse effect on the Company’s business, operating results, financial condition and liquidity. Because the air cargo industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm the Company’s ability to achieve its strategic goals. A possible consolidation in the Turkish and global air cargo industry may adversely affect the Company. Technical and operational problems in the Turkish civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on the Company’s strategy and, consequently, on the Company. The Company is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations could adversely affect the Company, including its brand and reputation. The Company could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on its aircraft, as well as any inability to obtain spare parts on time. The Company relies on third-party suppliers for its aircraft and aircraft engines as well as aircraft fuel. The Company is, and may in the future be, involved in litigation that may have a material adverse affect. Any expansion of the Company’s business activities through mergers, acquisitions, joint ventures or strategic alliances may be impacted by antitrust laws, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede its future growth and adversely affect its competitiveness.

Risk Factors (Cont’d) Risks Related to MNGA (Cont’d) The air cargo business is capital intensive and if the Company is unable to maintain sufficient cash resources, its existing and future debt obligations, this could impair its liquidity and financial condition. Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on the Company’s business, results of operations and financial condition. Failure to maintain good employee relations may affect the Company’s operations and the success of its business. The Company’s intellectual property rights, particularly its branding rights, are valuable, and any inability to protect them may adversely affect its business and financial results. A delay or failure to identify and devise, invest in and implement certain important technology, business, and other initiati ves could have a material impact onthe Company’s business, financial condition and results of operations. The Company depends significantly on automated systems and cyber security threats continue to increase in frequency and sophistication, and a successful cyber security attack could interrupt or disrupt its information technology systems, or those of its third-party service providers, which could, among other adverse effects, disrupt its business, force the Company to incur costs or cause reputational harmony breakdown, hacking or changes in these systems may adversely affect the Company. System failures, defects, errors or vulnerabilities in its website, applications, backend systems or other technology systems or those of third-party technology providers could harm the Company’s reputation and adversely affect its business. The Company has entered into, and will continue to enter into, related party transactions with its parent company, as well as other related parties. Risks Related to Turkey The catastrophic earthquakes in February 2023 could have a material adverse effect on Türkiye and in turn on our the Company’s, results of operations and financial condition. The Company is subject to risks associated with doing business in an emergingmarket. The Company’s headquarters and facilities are located in Turkey and, therefore, its prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Turkey. Turkey’s economy is subject to inflation and risks related to its current account deficit. Turkey’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks. Turkey is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect the Company. Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. Risks from events affecting Turkey’s relationship with Russia Risks from events affecting Turkey’s relationship with the European Union Risks from events affecting Turkey’s relationship with the United States

Risk Factors (Cont’d) Risks Related to Operating as a Public Company The Company’s senior management team has limited experience managing a public company, and regulatory compliance obligations may divert theirattention from the day-to-day management of its businesses. As a public reporting company, the Company will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding its internal control over financial reporting. If the Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, itmay not be able to accurately report its financial results or report them in a timely manner. The Company will incur significant costs as a result of operating as a public company. The Company has identified material weaknesses in its internal control over its financial statements for the years ended Dece mber 31, 2021 and 2020. If the Company is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in MNG and materially and adversely affect the Company’s business and operating results. Risks Related to Golden Falcon and the Business Combination Golden Falcon’s directors and officers have potential conflicts of interest in recommending that Golden Falcon’s stockholders vote in favor of the adoption of the business combination agreement relating to the potential business combination and approval of the other proposals to be described in the proxy statement/prospectus to be filed relating to the potential business combination. Golden Falcon stockholders will have a reduced ownership and voting interest after the potential business combination and wil l exercise less influence over management. Securities of special purpose acquisition companies that have engaged in a business combination transaction, such as the pote ntial business combination, may experience a material decline in price relative to the share price of the special purpose acquisition company prior to such business combination transaction. Because Golden Falcon has no current plans to pay cash dividends on Golden Falcon’s Class A common stock, you may not receive any return on investment unless you sell your Golden Falcon Class A common stock for a price greater than that which you paid for it. Golden Falcon stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Golden Falcon stockholders may be forced to sell their securities, potentially at a loss. If we consummate the potential business combination, there is no guarantee that the public warrants will ever be in the money , and they may expire worthless and the terms of the public warrants may be amended. There is no guarantee that a public stockholder’s decision to redeem its shares for a pro rata portion of the Trust Account w ill put the stockholder in a better future economic position. The nominal purchase price paid by the sponsor and independent directors for the founder shares may significantly dilute the implied value of the public shares upon completion of the potential business combination. In addition, the value of the founder shares will be significantly greater than the amount the sponsor and independent directors paid to purchase such shares, even if the potential business combination causes the trading price of the MNGA ADSs following the closing of the potential business combination to materially decline. Warrants will become exercisable for MNGA Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to Golden Falcon’s stockholders.

Risk Factors (Cont’d) Risks Related to Golden Falcon and the Potential Business Combination (Cont’d) The sponsor, and Golden Falcon’s officers and directors have agreed to vote in favorof the proposed business combination, regardless of how the public stockholders vote. The sponsor, or Golden Falcon’s directors, officers, strategic advisors or their affiliates may elect to purchase shares from public stockholders, which may limit the number of redemptions in the potential business combination and reduce the public “float” of the Golden Falcon Class A common stock. The historical financial results of MNGA and unaudited financial information included herein may not be indicative of what MNGA’s actual financial position or results of operations would have been. Golden Falcon may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the public shares and liquidate. The consummation of the potential business combination is subject to a number of conditions and if these conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the potential business combination may not be consummated. Golden Falcon or the Company may waive one or more of the conditions to the potential business combination. Golden Falcon may not be able to obtain any potential financing which may adversely impact its ability to complete the potential business combination. The board of directors of Golden Falcon did not obtain a third-party valuation or fairness opinion in determining whether to proceed with the potential business combination and, as a result, the terms may not be fair from a financial point of view to the Golden Falcon stockholders. There are risks to Golden Falcon stockholders who are not affiliates of the Sponsor of becoming stockholders of the Company through the potential business combination rather than acquiring the securities directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor. If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the Golden Falcon Class A common stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the Golden Falcon Class A common stock. Public stockholders may be held liable for claims by third parties against Golden Falcon to the extent of distributions received by them upon redemption of their shares. If third parties bring claims against Golden Falcon, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share, the offering price per Unit in the Golden Falcon IPO. Golden Falcon’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders. Golden Falcon does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Golden Falcon to consummate the potential business combination even if a substantial majority of public stockholders do not agree. Golden Falcon will require public stockholders who wish to redeem their shares of Golden Falcon Class A common stock in conne ction with the potential business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights. There may be U.S. federal income tax consequences of the potential business combination that adversely affect holders of Golden Falcon Class A common stock or public warrants. The IRS may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes. If a U.S. person is treated as owning at least 10% of the stock of the Company, such person may be subject to adverse U.S. fe deral income tax consequences.

Risk Factors (Cont’d) Risks Related to Golden Falcon and the Business Combination (Cont’d) If MNGA is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders may suffer adverse U.S. federal income tax consequences. A new 1% U.S. federal excise tax could be imposed on Golden Falcon in connection with redemptions of the Golden Falcon Class A common stock. Golden Falcon has identified material weaknesses in its internal control over financial reporting as of December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022. If Golden Falcon is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Golden Falcon and materially and adversely affect its business and operating results. Golden Falcon may face litigation and other risks as a result of the material weaknesses in its internal control over financi al reporting. Golden Falcon may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the potential business combination from being completed. The Golden Falcon warrants and the sponsor convertible promissory note are accounted for as liabilities and the changes in value of the warrants and the sponsor convertible promissory note could have a material effect on Golden Falcon’s financial results. Golden Falcon may not be able to complete an initial business combination with MNGA if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same. If Golden Falcon is deemed to be an investment company for purposes of the Investment Company Act, it would be required to in stitute burdensome compliance requirements and its activities would be severely restricted and, as a result, it may abandon its efforts to consummate an initial business combination and l iquidate. If Golden Falcon instructs the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash in order to seek to mitigate the risk that it could be deemed to be an investment company for purposes of the Investment Company Act, it would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of Golden Falcon. Golden Falcon is dependent upon its directors and officers and their loss could adversely affect Golden Falcon’s ability to complete the potential business combination. Delays in completing the potential business combination may substantially reduce the expected benefits of the potential business combination. If before distributing the proceeds in the trust account to its public stockholders, Golden Falcon files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, the claims of creditors in such proceeding may have priority over the claims Golden Falcon’s stockholders and the per-share amount that would otherwise be received by Golden Falcon’s stockholders in connection with its liquidation may be reduced. If, after Golden Falcon distributes the proceeds in the trust account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Golden Falcon and its board may be exposed to claims of punitive damages. Golden Falcon’s assessment of the capabilities of the Company’s management to continue the Company’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of Golden Falcon stockholders. Golden Falcon’s due diligence investigation of the Company and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on the Company’s financial condition and results of operations, which could cause Golden Falcon stockholders to lose some or all of their continuing investment. The grant and future exercise of registration rights may adversely affect the market price of MNGA’s securities upon consummation of the potential business combination.

Risk Factors (Cont’d) Risks Related to an Investment in MNGA Following the Business Combination MNGA will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such MNGA will be exempt from certain provisions applicable to United States domestic public companies. As a company incorporated in Turkey, MNGA will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to stockholders than they would enjoy if MNGA complies fully with the NYSE’s corporate governance listing standards. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be li mited, because MNGA will be incorporated under the laws of the Turkey. MNGA will conduct substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. Following the consummation of the potential business combination, MNGA will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. MNGA may not be able to distribute cash dividends in the future; the payment of dividends is subject to applicable local accounting and regulatory requirements, including, among other things, MNGA’s results of operations, financial condition, cash requirements, contractual restrictions, and covenants in any existing and future indebtedness MNGA or its subsidiaries incur. MNGA may incur successor liabilities due to conduct arising prior to the completion of the potential business combination. Subsequent to the completion of the potential business combination, MNGA may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, resul ts of operations and the price of its securities, which could cause you to lose some or all of your investment. MNGA’s management and resources may not successfully or effectively manage its transition to a public company. If the potential business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of MNGA’s securities or, following the consummation of the potential business combination, MNGA’s securities, may decline. Future sales of securities after the consummation of the potential business combination may cause the market price of MNGA’s securities to drop significantly, even if its business is doing well. If you purchase MNG ADSs in this offering, you will suffer immediate and substantial dilution of your investment. MNG ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorableoutcomes to the plaintiff(s) in any such action. The market price of MNGA ADSs may be volatile, and the value of its securities may decline. There has been no prior public market for the MNGA securities. The stock price of the MNGA securities may be volatile or may decline regardless of its operating performance, and you may not be able to resell your securities at or above the price you acquired them. The Company has broad discretion in the use of the proceeds from the potential business combination and may not use them effe ctively. The Company may be subject to securities or class action litigation, which is expensive and could divert management attention. There can be no assurance that MNGA ADSs and MNGA warrants will be approved for listing on the NYSE or that the Company will be able to comply with the continued listing standards of the NYSE. The Company may redeem the unexpired MNGA public warrants prior to exercise at a time that is disadvantageous to the holders of such warrants, thereby making the MNGA public warrants worthless. The Company may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding MNGA public warrants.

Risk Factors (Cont’d) Risks Related to an Investment in MNGA Following the Business Combination (Cont’d) The Company will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make the Company’s securities less attractive to investors and may make it more difficult to compare its performance to the performance of other public companies. If the Company fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. Upon the consummation of the potential business combination, the Company will be a “controlled company” within the meaning of the NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. Mapa, being the Company’s controlling shareholder, will have substantial influence over the Company and Mapa’s interests may not be aligned with the interests of the Company’s other shareholders, and Mapa losing control of the Company may materially and adversely impact the Company and its securities. The rights of the Company’s security holders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in MNGA ADSs and its ability to conduct equity financings. If, following the potential business combination, securities or industry analysts do not publish or cease publishing research orreports about the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of its securities could decline.

Exhibit 99.6

Important Information About the Proposed Transaction and Where to Find It

As previously announced, on December 6, 2022, Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon”), MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (“MNGA”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNGA (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to publicly file a Registration Statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This presentation, and the Investor Presentation filed as Exhibit 99.5 on the Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this presentation and the Investor Presentation filed as Exhibit 99.5 on the Current Report on Form 8-K, including statements regarding our belief that MNGA will serve the east to west trade route better than other operators, our belief that this is a differentiated deal when compared to the broader market, the anticipated value accretion as MNGA delivers on its business plan, the rate of growth of the express cargo market, the increased visibility and public float associated with going public, the expansion of MNGA’s aircraft fleet and the growth of MNGA’s e-commerce sector.

are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this presentation or the Investor Presentation filed as Exhibit 99.2 on the Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This presentation is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Project Merlin

Page 3: Golden Falcon and MNGA Leadership Team Scott

Thank you for joining us today. We are thrilled to have the opportunity to talk to you about MNG Airlines.

By way of background, Makram as CEO and I, Scott Freidheim, as Chairman, are the co-founders of Golden Falcon Acquisition Corp.

Makram was the Global Head of Sovereign Wealth Funds and Chairman of Media Investment Banking EMEA at Lehman Brothers, he founded KKR in the Middle East, and was Chairman of Banking EMEA and Chairman of MENA for Barclays for many years before founding Full Circle Capital.

I was on the global executive committee at Lehman Brothers, and was the COO of Sears Holding, CEO of Investcorp Europe, CEO of CDI Corp, and am currently managing Freidheim Capital.

From the beginning, we have said that we are not putting together a couple folks to get a deal done – rather a platform to provide cross cycle value to a business combination partner. That included three key pillars:

•	Sourcing—focusing on proprietary deals as opposed to SPAC auction processes which we believe have been the industry standard.

•	Capital—in a difficult IPO environment around the time of the U.S. presidential elections in 2020, we secured a substantial portion of the book before we launched with our underwriters.

•

Experience—Our management team has done over $450 billion of aggregate deals, and as part of the Golden Falcon platform, including Golden Falcon management, board and strategic advisors, we have 20 Chairpersons, CEOs, and founders on both sides of the Atlantic to offer strategic guidance and an extended network of relationships.

We created this compelling platform because we appreciate the need to add differentiated value.

Golden Falcon has evaluated over 500 companies since our IPO. We conducted due diligence on dozens of companies, including 16 that have announced combinations with other SPACs.

We have been patient; as I said, we were never focused on just “getting a deal done,” we were always focused on getting the right deal done. That is why we are pleased to be presenting MNG Airlines to you.

With us here today are:

•

Murathan Bey, the Executive Chairman of MNG Airlines and CEO of the Mapa Group. Murathan has over 15 years of business experience with MNG. He and his father are successful founders of businesses in a range of industries with global operations. Murathan is also a Board Member of the Atlantic Council, a Washington DC-based think tank, alongside other directors David Petraeus and Henry Kissinger.

Also with us is:

•	Sedat Bey, CEO of MNG Airlines. Sedat has been with MNG Airlines for about 20 years, including 16 years as CEO.

With that, I would like to turn it over to Makram.

Page 4: Golden Falcon Has Reviewed More Than 500 Targets, andMNGA Aligns Well with Its Key Objectives Makram

Thank you, Scott.

We believe that with MNG Airlines, we are bringing to market what we said we would:

•	An established company with a successful track record: MNG Airlines has 25 years of operating experience servicing over 15,000 corporate customers across 41 countries on 4 continents.

•

Headquartered in our geography of focus of Europe and the Middle East: MNG Airlines is strategically located in one of the largest and fastest-growing air cargo markets globally and at the crossroads of 3 continents: Europe, Asia, and Africa. Before China entered the World Trade Organization, the center of gravity of global trade was located in the middle of the Atlantic, between Europe and North America. That center of gravity has shifted eastwards, and today, more than half of global trade is carried out between Europe and Asia. MNG Airlines’s position at the heart of the modern Silk Road is the shortest route between China and Western Europe, and we believe it enables MNG Airlines to serve the east to west trade route better than operators to the north, including those based in Scandinavia, and those to the south, including those based in Doha, Dubai, or Singapore. Europe accounts for the largest portion of MNG Airlines’ revenues, with Germany being the largest market, followed by Asia.

•

MNG Airlines is a company experiencing significant secular market tailwinds: MNG Airlines’ industry is experiencing increasing demand for express air cargo coupled with historic air freight growth at an approximately 3.6x multiple of global GDP growth between1973-2019, according to IATA data, as well as supply-side constraints on meeting global need for dedicated freighter capacity. Willie Walsh, the IATA director general and former CEO of IAG, noted that prior to the COVID pandemic, air cargo accounted for approximately 12% of overall airline revenues. IATA’s Global Outlook for Air Transport report from December 2022 predicted this figure would increase to nearly 28% in 2022, and Mr. Walsh noted he believes air cargo’s increasing importance represents a permanent shift.

•

MNG Airlines has a strong growth profile: for the last twelve-month period ending September 30, 2022, MNG Airlines’ revenue grew by 39% year-on-year to $353 million. MNG Airlines e-Commerce revenues grew to $82 million in the last twelve months ended September 30, 2022, from zero in 2020.

•

The Company also generates strong cash flows: MNG Airlines has been net-income positive for the last 10 years, and for the last twelve-month period ending September 30, 2022, MNG Airlines delivered net income of $56 million, and adjusted EBITDA of $116 million, representing a 33% margin.

•

MNG Airlines has a clear transatlantic nexus: the Company recently started flying to both New York and Toronto, and has identified multiple growth levers in North America, namely through potential long-term capacity agreements with leading logistics players and/or potential complementary acquisitions.

•

And they are supported by committed shareholders: the MAPA Group has been a supportive shareholder of MNG Airlines since its inception 26 years ago, and is expected to continue to retain a significant stake in the Company.

This company does not need to raise capital to fund its business plan, they have very little debt and an EBITDA of well over $100 million per year, they want to go public because of the strategic nature of their commercial agreements and to obtain an acquisition currency for their vertical and horizontal M&A ambitions.

Before bringing this deal to market, we conducted due diligence on the company for over nine months, including a site visit to their global headquarters, and we have a strong team of advisors working on the business combination, including: UBS, Moelis, Early Bird Capital, KPMG, PWC, Deloitte, White & Case, Greenberg Traurig, and others.

Page 5: MNGA is in the Top 1% of US-Listed Opportunities Measured by Profitability, Growth and EV/EBITDA Makram

If you look at the universe of roughly 7,000 public companies traded in the U.S., less than 1% have growth in excess of 30% per year, over 30% EBITDA margins, scale with over $100 million of EBITDA and that trade under 6x EBITDA from a valuation perspective. MNG Airlines meets all these key criteria that fewer than 1% of all approximately 7,000 public companies listed in the U.S. meet.

Page 6: … and a Differentiated High-Quality Asset in theDeSPAC Opportunities Universe Makram

The purpose of a SPAC should not just be about getting a deal done. It should also be about a sponsor group leveraging its unique resources to bring attractive opportunities to investors that would otherwise not have access to them and providing a route for companies to go public with resources and experience that complement and improve the trajectory of their company.

A number of SPAC combinations in the market were auction processes that can inflate valuations. Our focus was on proprietary situations where no other SPAC was involved, like MNG Airlines.

As we just mentioned, we are pleased to be bringing a company to our investors that has scale with over $100 million in EBITDA, growth at over 30% per year and profitability with an EBITDA margin over 30% and a decade of profitability behind them.

If you look at the universe of DeSPACs that closed from January 2022 through late October 2022 for which there were approximately 80, we are the only one that has over 30% growth on the top line, that has over 30% EBITDA margins and scale with $100 million or more EBITDA, and, further, we have the lowest EBITDA multiple of any; notwithstanding whether they met any of those criteria or not. We believe we are bringing a very differentiated deal when compared with the broader market.

Page 7: Proposed Transaction Summary Makram

The company has agreed to combine in a transaction with an implied enterprise value of $676 million, representing 5.8x LTM EBITDA for the 12 months ended September 30, 2022 and an approximately 30% discount to the key comp, Cargojet.

MNG Airlines appreciates the long-term value it can potentially generate as a publicly-listed company, including the anticipated value accretion as the company delivers on its business plan, the enhanced ability to execute M&A transactions with public currency, and more.

The company has a fully-funded business plan without raising any external capital. We are seeking to secure a minimum of $30 million of cash at close as part of the transaction. Proceeds are going to MNG Airlines’ parent entity, which incurred some debt as part of the consortium in charge of building Istanbul’s new state-of-the-art airport that cost more than $12 billion, with any remaining proceeds going to the company to fund growth initiatives.

With that, I would like to turn it to Murathan, the Chairman of the company.

Page 8: A Historically Growing Sector with Multiple Tailwinds Murathan

Thank you, Makram. I appreciate this opportunity.

First, I thought it would be helpful to tell you why we are excited about doing this transaction with Golden Falcon.

We founded this company 26 years ago because we saw an opportunity.

Of all the businesses we are in; including construction, hospitality, and renewable energy, we are most excited about being at the heart of global trade.

We have been diligent about building all the strategic pieces required to create a global logistics provider and e-commerce enabler.

On the back of our success until now, we also see the opportunity to accelerate our execution in becoming one of the leading companies in this sector through a listing in the United States.

As background, we believe MNG Airlines sits on top of a great base of growth.

Global air freight has been growing over the past half century at approximately 3.6x global GDP. On top of this, the express cargo market is expected to grow at nearly 1.8x the rate of general cargo.

Page 9: Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally Murathan

We are also strategically located in Istanbul, one of the largest logistics hubs globally, where air transport freight has grown at nearly 10x the global rate from 2009 to 2019.

We believe we have great tailwinds behind us.

We see the value of a listing in the United States. By going public in the U.S., MNG Airlines expects to have the visibility and public float to structure partnerships.

For example, Cargojet has entered into partnerships with Amazon and DHL where they provide a minimum guarantee of revenue in exchange for Cargojet warrants.

Additionally, we expect to have access to an acquisition currency to capitalize more effectively on value-creating M&A opportunities, including the ability to purchase an Air Operator’s Certificate (AOC) or another warehousing business in strategic markets throughout Europe and North America.

We are thrilled to be partnering with Makram and Scott and their team at Golden Falcon. I have had the pleasure of interacting with them regularly over the past 10 months, and I appreciate the strong fit between the two teams.

Now I would also like for you to hear from our CEO, Sedat, who can speak about the business and our growth initiatives.

Page 10: MNG Airlines is a Global Logistics Provider & e-Commerce Enabler Sedat

Thank you, Murathan.

As Scott mentioned, I have been running this company for nearly 20 years. I have operated this business across a number of cycles, including through the financial crisis, when oil prices spiked in 2013, and more. I have never seen a better opportunity than today for MNG Airlines.

•	As you will see in the chart on the bottom left, we operate a diversified business, with a range of services including:

•	Scheduled flights,

•	Charter and ACMI services, and

•	Warehouse & handling.

•	More than 98% of our revenue is generated in US Dollars, Euros and Pounds.

•	These services enabled us to grow our topline by 37% per year since 2019, while EBITDA grew 43% per year over the same time period.

•	This growth has continued, with revenue growth of 39% in the last 12 months as of September 30, 2022.

•

Our first converted A330-300 came online in 2021, and our second in 2022. In light of continued strong demand, we are investing further in our fleet and have two planes under LOI that we expect to be added to our fleet in 2023 and 2024. We intend to add another plane per year in 2025 and 2026.

•	Future revenues are supported by a number of factors you can see in the bottom right, but just to highlight a few:

•	69% of this year’s revenues are planned to come from contracted customers, and

•	We plan to grow the aircraft fleet by 30% with aircraft already under LOI from 2021—2023.

Page 11: Upside from Multiple Growth Levers Including Geographic Expansion & Vertical Integration Sedat

•	We started flying weekly to JFK since November 2021, and we also started a route to Toronto in October 2022.

•

I am very excited about leveraging our services and track record of excellence to capitalize on the opportunity in North America, just as we have done in Europe and Asia, both organically, and through M&A, as mentioned by Murathan.

Page 12: Significant Upside from Multiple Growth Levers including E-Commerce Integration Sedat

•	I would also like to expand on the e-commerce angle.

•

We have grown our revenue in this sector to $82 million in the last twelve months period ending September 30, 2022 from nothing in 2020 and $51 million last year. Our strategic location in Istanbul positions us on the fastest route from Asia to Europe. We expect these volumes to continue to grow.

Page 13: Key Investment Highlights Sedat

•	Needless to say, we are incredibly excited about MNG Airlines’ future and an anticipated U.S. listing.

•	Thank you.

Exhibit 99.7

MNG Airlines February 2023

Disclaimer Disclaimers and Other Important Information This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between MNG Airlines (“MNGA”) and Golden Falcon Acquisition Corp. (“Golden Falcon”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Golden Falcon and MNGA, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of MNGA and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Golden Falcon and MNGA reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Golden Falcon, MNGA or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Golden Falcon nor MNGA has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Golden Falcon, MNGA or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of MNGA or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of MNGA and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In connection with the Potential Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed with the SEC by MNGA. The Form F-4 will include a preliminary proxy statement for the stockholders of Golden Falcon that also constitutes a preliminary prospectus. Golden Falcon and MNGA urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Potential Business Combination, as these materials will contain important information about Golden Falcon, MNGA and the Potential Business Combination. The Form F-4 and other documents in connection with the Potential Business Combination will be filed after you have made an investment decision one way or the other regarding any potential investment in MNGA or Golden Falcon. Because of this sequencing, when deciding whether to invest in MNGA or Golden Falcon, you should carefully consider the information made available to you, including this Presentation, through the date of your decision. If you sign a subscription agreement, you will be required to make certain representations relating to the foregoing. When available, the definitive proxy statement/prospectus will be mailed to Golden Falcon’s stockholders as of a record date to be established for voting on the Potential Business Combination. Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC’s website located at www.sec.gov, or security holders may direct a request to Golden Falcon Acquisition Corp., Attn: Corporate Secretary, 850 Library Avenue, Suite 204, Newark, DE 19711. Golden Falcon, MNGA and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Golden Falcon’s directors and executive officers in its filings with the SEC, including Golden Falcon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination will be set forth in the Form F-4, along with information concerning the interests of Golden Falcon’s and MNGA’s participants in the solicitation. Such interests may, in some cases, be different from those of Golden Falcon’s or MNGA’s equity holders generally.

Disclaimer Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expected results, the anticipated growth and expansion of MNGA’s business the viability of MNGA’s growth strategy, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, the listing of MNG’s securities on the NYSE, the expected management and governance of MNGA and other matters. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of MNGA and/or Golden Falcon’s management and are not predictions of actual performance. These forward -looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MNGA and Golden Falcon. These forward-looking statements are subject to a number of risks and uncertainties, including: the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the Potential Business Combination; the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the Potential Business Combination; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the Potential Business Combination on MNGA’ business relationships, performance, and business generally; risks that the Potential Business Combination disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the Potential Business Combination; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the Potential Business Combination; failure to realize the anticipated benefits of the Potential Business Combination; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s 2021 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the registration statement on Form F-4 and the proxy statement/prospectus contained therein, as well as those contained in the Potential Business Combination Risk Factors provided at the end of this Presentation. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MNGA nor Golden Falcon presently know or that MNGA and Golden Falcon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MNGA’s and/or Golden Falcon’s expectations, plans or forecasts of future events and views as of the date of this Presentation. MNGA and Golden Falcon anticipate that subsequent events and developments will cause MNGA’s and Golden Falcon’s assessments to change. However, while MNGA and Golden Falcon may elect to update these forward-looking statements at some point in the future, MNGA and Golden Falcon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MNGA’s and/or Golden Falcon’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-IFRS Financial Terms The financial information and data contained in this Presentation for the year ended December 31, 2019 and year to date and the last twelve months ended September 2021 and 2022 are unaudited. The financial information and data for the year ended December 31, 2019 and the last twelve months ended September 2021 and 2022 does not conform to Regulation S-X promulgated by the SEC. Such information and data may not be included in, may be adjusted in, or may be presented differently in the Form F-4 or other report or document to be filed or furnished by Golden Falcon or MNGA with the SEC. Furthermore, some of the financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Cash Conversion, has not been prepared in accordance with International Financial Reporting Standards (“IFRS”). Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, income from investing activities, foreign exchange gains or losses, and profits or losses from investments under the equity method. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Adjusted Cash Conversion is defined as Adjusted EBITDA, plus change in net working capital, minus maintenance capex. For a reconciliation of such non -IFRS measures, see the appendix in this Presentation. MNGA and Golden Falcon believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to MNGA’s financial condition and results of operations. MNGA’s management uses these non-IFRS measures for trend analyses and for budgeting and planning purposes. MNGA and Golden Falcon believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing MNGA’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management of MNGA does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in MNGA’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. You should review MNGA’s audited financial statements, which will be presented in the Form F-4, and not rely on any single financial measure to evaluate MNGA’s business. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of MNGA, Golden Falcon and third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with MNGA or Golden Falcon, o r an endorsement or sponsorship by or of MNGA or Golden Falcon. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that MNGA or Golden Falcon will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. 2

Proposed Transaction Summary

Transaction Overview & Update

- On December 6th, 2022, MNG Airlines, a **Turkish-based all-cargo airline and logistics operator**, entered into a definite agreement to become publicly traded via a **business combination with Golden Falcon Acquisition Corp** (NYSE: GFX)
- The transaction is expected to have a **pro-forma enterprise value of $676 million**, assuming **minimum gross transaction proceeds of $30 million**[2], implying a multiple of **5.8x EV / EBITDA Sep-30 2022 LTM**
- Despite substantial growth, profitability and sector tailwinds, the transaction was priced at a **c.30% discount**[1] to its most comparable peer, Cargojet
- On December 20th, 2022, in connection with the Extensions vote, **$42.6m remained in the GFX trust account** after redemptions
- The transaction is expected to close in the first half of 2023
- A **strategic partnership** and investment is now under consideration

Pro-forma Valuation ($m)

Company Rollover	601
GFX Investors[2]	30
GFX Sponsors	8
Pro-forma Equity Value	**639**
Pro-forma Net Debt / (Cash)[4]	39
Associates	2
Pro-forma Enterprise Value	**676**

Sources and Uses of Funds ($m)

Sources	
Company Rollover	601
GFX Investors[2]	30
GFX Sponsors	8
Cash on Balance Sheet	14
Total	**653**

Uses	
Company Rollover	601
Cash to Parent Company	30
GFX Sponsors	8
Transaction Expenses[3]	14
Total	**653**

Pro-forma Ownership at Close

$42m gross proceeds[5] | **$30m minimum gross proceeds[6]**



GFX Investors, 7%
GFX Sponsors, 2%
Opportunity for a strategic stake
Existing Shareholders, 92%
GFX Investors, 5%
GFX Sponsors, 1%
Existing Shareholders, 94%

Source: Company information

Notes:

1. Market data as of 10-Nov-2022
2. Gross transaction proceeds. Illustratively assumes $30m cash remains in trust post-redemptions
3. Best estimate, subject to change
4. Based on current net debt of $25m plus $14m estimated transaction expenses as of Sep-2022
5. Assuming minimum redemption scenario
6. Assuming maximum redemption scenario

MNG AIRLINES

3

MNG Airlines is a Global Logistics Provider & e-Commerce Enabler

Company Overview

- ✓ Established in Feb-1996, MNG Airlines ("MNGA") is a **global logistics provider & e-commerce enabler**
- ✓ Operating in **61** destinations across **41** countries globally, with **over 400** airport slots secured
- ✓ **98%** of revenue in dollars, pounds or euros
- ✓ **Strong visibility** on short- to mid-term results through contractual commitments
- ✓ **Seasoned executive team** with deep industry knowledge

Value Creation Milestones

- **1996** – MNGA was founded in 1996 by Mehmet Nazif Günal
- **1998** – Transatlantic services began in 1998 with a flight from Frankfurt to Toronto
- **2000** – Import warehouse operations started
- **2005** – Acquired International Logistics Certificate (L2)
- **2006** – Acquired ISO 9001 Quality Management System Certification
- **2008** – Acquired cargo company Solin Air
- **2010** – Acquired IOSA Certification
- **2012** – A brand new A330-200 was added to the fleet
- **2014** – Acquired ACC3 Certification
- **2019** – 3rd Party Cargo Handling License Certification & Adana warehouse operations
- **2021** – Two A330-300 aircraft added to the fleet and sent to conversion
- **2021** – First flight with Airbus A330-300 converted freighter
- **2022** – Second Airbus A330-300 out of conversion process in September 2022

Diversified Business Model

Revenue by Offering (LTM Sep-22, $m)



353
33
138
146
37
LTM Sep-2022

Warehouse & Handling
Ramp handling activities, warehouse services and line maintenance

Scheduled & Blocked Space
Purchasing of fixed (Hard Block) or (Soft Block) cargo space and scheduled flights

Charter
Charter (non-scheduled) air cargo contracts

ACMI
Leasing agreements providing aircraft, complete crew, maintenance and insurance

Strong Growth Profile with Expanding Margins



Adj. EBITDA margin[1]
29%
+~420 bps
33%
+37% CAGR
148
43
7
290
111
8
353
117
9
2019A
2021A
LTM Sep-22
Revenue
Adj. EBITDA[1]
# of Aircraft

Multiple Elements Underpinning Future Outlook

- **69%** – 2023 revenues from contracted customers
- **61%** – 2023 revenues currently under contract
- **+33%** – YTD Sep-2022 year-on-year revenue growth
- **+30%** – LOIs signed for aircraft fleet increase from 2021 - 2023
- **+29%** – LOIs signed for cargo capacity increase from 2021 - 2023

MNG AIRLINES

Source: Company information

Notes:

1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

4

Istanbul is Strategically Located at the Center of Many Main Global Commercial Routes, Benefitting from State-of-the-Art Facilities at IGA Global CTK1 by Geography Istanbul’s Strategic Location • Istanbul Airport is rapidly becoming one of the most important air cargo and logistics centersfor Europe, MiddleEast and Asia • The airport, covering 1.4 million square meters, will have cargo handling capacity expected to reach 5.5m tons • The volume of cargo transported in 2021 exceeded 1.7m tons, of which over 1.6m tons for international traffic EUROPE & CENTRAL ASIA 33% 23% 1992 2021 NORTH AMERICA 28% 27% Istanbul APAC 1992 2021 MIDDLE EAST & AFRICA 27% 33% 6% 15% 1992 2021 1992 2021 Shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years Source: IATA, World Bank Note: 1 CTK: Cargo Ton Kilometer 5

A Well-Diversified Business Model with Strong Growth Profile and Expanding Margins Strong Growth & Attractive Margins LTM Sep-2022 Business Mix Adj. Revenue by Currency +~420 EBITDA 29% 33% 1 bps margin EUR GBP 21% 1% ~14% of revenue generated +37% from US HQ companies3 TRL CAGR 2% CTK4 by Region of Arrival +44% USD CAGR 77% $353m Other 8% North America 4% $290m Asia $254m 27% LTM Sep-21 +39% Revenue by Customer $209m Y-o-y Direct 5 Europe Customer Airlines $148m 4% 5% 61% $111m $117m $84m $96m LTM Sep-21 Integrated $43m +23% Operators 22% Freight Y-o-y Forwarders 68% 2019A 2020A 2021A LTM Sep-22 Revenue Adj. EBITDA¹ Source: Company information Notes: 1 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end 3 14% represents median from 2017 to 2021 6 of this Presentation for a reconciliation to the nearest IFRS measures 4 CTK: Cargo Ton Kilometer 2 Defined as Aircraft, Crew, Maintenance and Insurance 5 Shipper relationship established through freight forwarders

Long-Haul Fleet Growth for Further Global Connectivity Current Full Airbus Long-Haul Fleet – Owned and Leased – Provides Predictable Capacity Range Payload Aircraft Model Vintage In Date End Date (km) (tons) 1995 2014 Owned 1989 2015 Owned 1989 2013 Owned 4,800 47 A300-600F km tons 1999 2008 2024 1994 2012 2024 1994 2013 2024 6,000 68 A330-200F 2012 2012 Owned km tons 2007 2021 2027 A330-P2F300 6,780 61 km tons 2007 2022 2028 2008 2023 2031 1 3,800 27 A321-200P2F km tons 2002 2024 2032 Source: Company information, Airbus 7 Notes: 1 Two additional aircraft under non-binding LOIs and subject to closing; range and payload refer to A321-P2F family

A Recent Precedent in the Air Cargo Sector:
the DHL-Cargojet Partnership

Transaction Overview

- DHL and Cargojet announced on **29 March 2022** that they have entered into a **new long-term strategic agreement** that will further **strengthen the global DHL aviation network**
- The **five year agreement**, with a **renewal option for an additional two years**, will see **Cargojet provide ACMI, CMI, charter, and aircraft dry lease services** to DHL to support DHL's international requirements for Europe and North, South, Central and Latin America, as well as Asia
- To **align interests** and **strengthen the long term strategic relationship**, Cargojet **will issue warrants to DHL to acquire up to 9.5 percent of Cargojet's outstanding voting shares in exchange for C$2.3 billion of business** volume over a period of seven years

Key Financial Terms

Price per share for warrants issued[1]	C$158.92
Aggregate variable voting shares issuable	1,645,000
Amounting to a maximum % of Cargojet's outstanding voting shares[2]	9.5%
Term	7 years
Vesting tied to delivery by DHL of business volume during the same term[3]	C$2.3 billion

Management Commentary

"Cargojet is an **important aviation partner** of DHL in North America and we see this expansion of our relationship further **strengthening intra-regional and intercontinental links** to and from this region [...] This step builds on the significant investments we have made in DHL's aviation capacity and capabilities over the last two years in the Americas."
"Its **versatile cargo fleet** and **high on-time reliability** positions us well to **further capitalize on the dynamically growing e-commerce market**, in particular."

Mike Parra, CEO, DHL Express Americas

"Earning the trust ... of DPDHL Group is a remarkable milestone in Cargojet's journey. We are even more excited about the **opportunity to add value** and earn the right to be a long-term strategic partner each and every day. This partnership is a real tribute to our people who have worked [to maintain] the industry **best on-time performance and flexibility** that **has allowed us to earn this business**".

Ajay Virmani, CEO, Cargojet

"DHL's **international aviation network** is a **true competitive differentiator** and an **enabler of growth for our customers**. Cargojet's "customer first" culture has **added flexibility and resilience** to our network. A longer-term alignment will bring **additional capacity** and allow us to continue delivering the highest levels of service quality to the market."

Travis Cobb, EVP, DHL Express Global Aviation

Source: Press release
Notes:
1 Based on the 20-day volume weighted average trading price immediately prior to the date hereof
2 On a non-diluted basis as of the date hereof
3 Being the C$ equivalent of approximately US$1.8 billion, using an exchange rate of 1.2518 at close of business on March 28, 2022

MNG AIRLINES

8

9

Risk Factors You should carefully consider the risks and uncertainties described in the “Risk Factors” contained herein, the “Risk Factors” section of Golden Falcon’s Form 10- K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 and subsequently filed Quarterly Reports on Form 10-Q, other documents filed by Golden Falcon from time to time with the SEC and any risk factors made available to you in connection with Golden Falcon, MNGA (“Company”) or the Potential Business Combination (together, the “Potential Business Combination Risk Factors”). Risks Related to MNGA • The Company’s reputationand business could be adversely affected in the event of an aviation accident or similar public incident involving its aircraft or personnel. • The Company and the air cargo industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect the Company and its ability to obtain financing on acceptable terms. • Air cargo companies are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; terrorist activities; increased security measures; new logistics related taxes or the outbreak of disease, any of which could have a material adverse effect on the Company’s business, results of operations and financial condition. • Risks associated with the Company’s presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect the Company. • The Company is subject to significant governmental regulation and changes to the civil aviation regulatory framework may adversely affectthe Company, its business and results of operations, including its competitiveness and compliance costs. • The Company is subject to a number of environmental, health and safety and tax laws and regulations, and the cost of compliance with, and any liabilities under, current and future laws and regulations may have a material adverse effect on its business, financial condition, results of operations or prospects. • The Company operates in a competitive industry and actions by its competitors could adversely affect the Company. • Significant capital investments, including the expansion of its fleet have been, and may in the future continue to be, necessary to achieve the Company’s growth plans, which carry project and other risks. • Reduction in demand for cargo or charter operations of the Company, or governmental reduction or limitation of operating capacity, could harm its business, results of operations and financial condition. • The Company relies on efficient daily aircraft utilization to address peak demand, which makes itvulnerable to delays, cancellations or aircraft unavailability. • Failure to obtain, renew or maintain the permits and approvals required to operate the Company’s businesses may have an adverse effect on its business, financial condition, results of operations and prospects. • The Company relies on the strength of its reputation and the reputation of MAPA. If the Company and/or its parent company are unable to maintain and enhance its brand and capture additional market share or if the reputation and business of the Company and/or its parent company are harmed, this could have a material and adverse impact on its business, financial condition, results of operations and prospects. • The Company flies and depends upon Airbus aircraft, and the Company could suffer if it does not receive timely deliveries of aircraft, if aircraft from this company become unavailable or subject to significant maintenance or if the public negatively perceives its aircraft. 10

Risk Factors (Cont’d) Risks Related to MNGA (Cont’d) • The Company is highly dependent on its main hub at Istanbul Grand Airport (“IGA”), as its primary hub, especially for its e-commerce integration, and as such, a material disruption at its main hub could adversely affect the Company. • A failure to implement its growth strategy may adversely affect the Company. • Any inability to attract and retain key management and qualified personnel may negatively affect the Company’s business. • Increases in labour benefits, and other worker-related disturbances may adversely affect the Company, including its ability to carry out normal business operations. • Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on the Company’s business, results of operations and financial condition. • The outbreak of COVID-19 has had an adverse impact that has been material to the Company’s business, operating results, financial condition and liquidity, and the duration and spread of the pandemic could result in additional adverse impacts. The outbreak of another disease or similar public health threat in the f uture could also have an adverse effect on the Company’s business, operating results, financial condition and liquidity. • Because the air cargo industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm the Company’s ability to achieve its strategic goals. • A possible consolidation in the Turkish and global air cargo industry may adversely affect the Company. • Technical and operational problems in the Turkish civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on the Company’s strategy and, consequently, on the Company. • The Company is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations could adversely affect the Company, including its brand and reputation. • The Company could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on its aircraft, as well as any inability to obtain spare parts on time. • The Company relies on third-party suppliers for its aircraft and aircraft engines as well as aircraft fuel. • The Company is, and may in the future be, involved in litigation that may have a material adverse affect. • Any expansion of the Company’s business activities through mergers, acquisitions, joint ventures or strategic alliances may be impacted by antitrust laws, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede its future growth and adversely affect its competitiveness. 11

Risk Factors (Cont’d) Risks Related to MNGA (Cont’d) • The air cargo business is capital intensive and if the Company is unable to maintain sufficient cash resources, its existing and future debt obligations, this could impair its liquidity and financial condition. • Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on the Company’s business, results of operations and financial condition. • Failure to maintain good employee relations may affect the Company’s operations and the success of its business. • The Company’s intellectual property rights, particularly its branding rights, are valuable, and any inability to protect them may adversely affect its business and financial results. • A delay or failure to identify and devise, invest in and implement certain important technology, business, and other initiati ves could have a material impact onthe Company’s business, financial condition and results of operations. • The Company depends significantly on automated systems and cyber security threats continue to increase in frequency and sophistication, and a successful cyber security attack could interrupt or disrupt its information technology systems, or those of its third-party service providers, which could, among other adverse effects, disrupt its business, force the Company to incur costs or cause reputational harmony breakdown, hacking or changes in these systems may adversely affect the Company. • System failures, defects, errors or vulnerabilities in its website, applications, backend systems or other technology systems or those of third-party technology providers could harm the Company’s reputation and adversely affect its business. • The Company has entered into, and will continue to enter into, related party transactions with its parent company, as well as other related parties. Risks Related to Turkey • The catastrophic earthquakes in February 2023 could have a material adverse effect on Türkiye and in turn on our the Company’s, results of operations and financial condition. • The Company is subject to risks associated with doing business in an emergingmarket. • The Company’s headquarters and facilities are located in Turkey and, therefore, its prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Turkey. • Turkey’s economy is subject to inflation and risks related to its current account deficit. • Turkey’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks. • Turkey is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect the Company. • Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. • Risks from events affecting Turkey’s relationship with Russia • Risks from events affecting Turkey’s relationship with the European Union • Risks from events affecting Turkey’s relationship with the United States 12

Risk Factors (Cont’d) Risks Related to Operating as a Public Company • The Company’s senior management team has limited experience managing a public company, and regulatory compliance obligations may divert theirattention from the day-to-day management of its businesses. • As a public reporting company, the Company will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding its internal control over financial reporting. If the Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, itmay not be able to accurately report its financial results or report them in a timely manner. • The Company will incur significant costs as a result of operating as a public company. • The Company has identified material weaknesses in its internal control over its financial statements for the years ended Dece mber 31, 2021 and 2020. If the Company is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in MNG and materially and adversely affect the Company’s business and operating results. Risks Related to Golden Falcon and the Business Combination • Golden Falcon’s directors and officers have potential conflicts of interest in recommending that Golden Falcon’s stockholders vote in favor of the adoption of the business combination agreement relating to the potential business combination and approval of the other proposals to be described in the proxy statement/prospectus to be filed relating to the potential business combination. • Golden Falcon stockholders will have a reduced ownership and voting interest after the potential business combination and wil l exercise less influence over management. • Securities of special purpose acquisition companies that have engaged in a business combination transaction, such as the pote ntial business combination, may experience a material decline in price relative to the share price of the special purpose acquisition company prior to such business combination transaction. • Because Golden Falcon has no current plans to pay cash dividends on Golden Falcon’s Class A common stock, you may not receive any return on investment unless you sell your Golden Falcon Class A common stock for a price greater than that which you paid for it. • Golden Falcon stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Golden Falcon stockholders may be forced to sell their securities, potentially at a loss. • If we consummate the potential business combination, there is no guarantee that the public warrants will ever be in the money , and they may expire worthless and the terms of the public warrants may be amended. • There is no guarantee that a public stockholder’s decision to redeem its shares for a pro rata portion of the Trust Account w ill put the stockholder in a better future economic position. • The nominal purchase price paid by the sponsor and independent directors for the founder shares may significantly dilute the implied value of the public shares upon completion of the potential business combination. In addition, the value of the founder shares will be significantly greater than the amount the sponsor and independent directors paid to purchase such shares, even if the potential business combination causes the trading price of the MNGA ADSs following the closing of the potential business combination to materially decline. • Warrants will become exercisable for MNGA Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to Golden Falcon’s stockholders. 13

Risk Factors (Cont’d) Risks Related to Golden Falcon and the Potential Business Combination (Cont’d) • The sponsor, and Golden Falcon’s officers and directors have agreed to vote in favorof the proposed business combination, regardless of how the public stockholders vote. • The sponsor, or Golden Falcon’s directors, officers, strategic advisors or their affiliates may elect to purchase shares from public stockholders, which may limit the number of redemptions in the potential business combination and reduce the public “float” of the Golden Falcon Class A common stock. • The historical financial results of MNGA and unaudited financial information included herein may not be indicative of what MNGA’s actual financial position or results of operations would have been. • Golden Falcon may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the public shares and liquidate. • The consummation of the potential business combination is subject to a number of conditions and if these conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the potential business combination may not be consummated. • Golden Falcon or the Company may waive one or more of the conditions to the potential business combination. • Golden Falcon may not be able to obtain any potential financing which may adversely impact its ability to complete the potential business combination. • The board of directors of Golden Falcon did not obtain a third-party valuation or fairness opinion in determining whether to proceed with the potential business combination and, as a result, the terms may not be fair from a financial point of view to the Golden Falcon stockholders. • There are risks to Golden Falcon stockholders who are not affiliates of the Sponsor of becoming stockholders of the Company through the potential business combination rather than acquiring the securities directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor. • If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the Golden Falcon Class A common stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the Golden Falcon Class A common stock. • Public stockholders may be held liable for claims by third parties against Golden Falcon to the extent of distributions received by them upon redemption of their shares. • If third parties bring claims against Golden Falcon, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share, the offering price per Unit in the Golden Falcon IPO. • Golden Falcon’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders. • Golden Falcon does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Golden Falcon to consummate the potential business combination even if a substantial majority of public stockholders do not agree. • Golden Falcon will require public stockholders who wish to redeem their shares of Golden Falcon Class A common stock in conne ction with the potential business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights. • There may be U.S. federal income tax consequences of the potential business combination that adversely affect holders of Golden Falcon Class A common stock or public warrants. • The IRS may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes. • If a U.S. person is treated as owning at least 10% of the stock of the Company, such person may be subject to adverse U.S. fe deral income tax consequences. 14

Risk Factors (Cont’d) Risks Related to Golden Falcon and the Business Combination (Cont’d) • If MNGA is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders may suffer adverse U.S. federal income tax consequences. • A new 1% U.S. federal excise tax could be imposed on Golden Falcon in connection with redemptions of the Golden Falcon Class A common stock. • Golden Falcon has identified material weaknesses in its internal control over financial reporting as of December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022. If Golden Falcon is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Golden Falcon and materially and adversely affect its business and operating results. • Golden Falcon may face litigation and other risks as a result of the material weaknesses in its internal control over financi al reporting. • Golden Falcon may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the potential business combination from being completed. • The Golden Falcon warrants and the sponsor convertible promissory note are accounted for as liabilities and the changes in value of the warrants and the sponsor convertible promissory note could have a material effect on Golden Falcon’s financial results. • Golden Falcon may not be able to complete an initial business combination with MNGA if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same. • If Golden Falcon is deemed to be an investment company for purposes of the Investment Company Act, it would be required to in stitute burdensome compliance requirements and its activities would be severely restricted and, as a result, it may abandon its efforts to consummate an initial business combination and l iquidate. • If Golden Falcon instructs the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash in order to seek to mitigate the risk that it could be deemed to be an investment company for purposes of the Investment Company Act, it would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of Golden Falcon. • Golden Falcon is dependent upon its directors and officers and their loss could adversely affect Golden Falcon’s ability to complete the potential business combination. • Delays in completing the potential business combination may substantially reduce the expected benefits of the potential business combination. • If before distributing the proceeds in the trust account to its public stockholders, Golden Falcon files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, the claims of creditors in such proceeding may have priority over the claims Golden Falcon’s stockholders and the per-share amount that would otherwise be received by Golden Falcon’s stockholders in connection with its liquidation may be reduced. • If, after Golden Falcon distributes the proceeds in the trust account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Golden Falcon and its board may be exposed to claims of punitive damages. • Golden Falcon’s assessment of the capabilities of the Company’s management to continue the Company’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of Golden Falcon stockholders. • Golden Falcon’s due diligence investigation of the Company and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on the Company’s financial condition and results of operations, which could cause Golden Falcon stockholders to lose some or all of their continuing investment. • The grant and future exercise of registration rights may adversely affect the market price of MNGA’s securities upon consummation of the potential business combination. 15

Risk Factors (Cont’d) Risks Related to an Investment in MNGA Following the Business Combination • MNGA will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such MNGA will be exempt from certain provisions applicable to United States domestic public companies. • As a company incorporated in Turkey, MNGA will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to stockholders than they would enjoy if MNGA complies fully with the NYSE’s corporate governance listing standards. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be li mited, because MNGA will be incorporated under the laws of the Turkey. MNGA will conduct substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. • Following the consummation of the potential business combination, MNGA will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. • MNGA may not be able to distribute cash dividends in the future; the payment of dividends is subject to applicable local accounting and regulatory requirements, including, among other things, MNGA’s results of operations, financial condition, cash requirements, contractual restrictions, and covenants in any existing and future indebtedness MNGA or its subsidiaries incur. • MNGA may incur successor liabilities due to conduct arising prior to the completion of the potential business combination. • Subsequent to the completion of the potential business combination, MNGA may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, resul ts of operations and the price of its securities, which could cause you to lose some or all of your investment. • MNGA’s management and resources may not successfully or effectively manage its transition to a public company. • If the potential business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of MNGA’s securities or, following the consummation of the potential business combination, MNGA’s securities, may decline. • Future sales of securities after the consummation of the potential business combination may cause the market price of MNGA’s securities to drop significantly, even if its business is doing well. • If you purchase MNG ADSs in this offering, you will suffer immediate and substantial dilution of your investment. • MNG ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorableoutcomes to the plaintiff(s) in any such action. • The market price of MNGA ADSs may be volatile, and the value of its securities may decline. • There has been no prior public market for the MNGA securities. The stock price of the MNGA securities may be volatile or may decline regardless of its operating performance, and you may not be able to resell your securities at or above the price you acquired them. • The Company has broad discretion in the use of the proceeds from the potential business combination and may not use them effe ctively. • The Company may be subject to securities or class action litigation, which is expensive and could divert management attention. • There can be no assurance that MNGA ADSs and MNGA warrants will be approved for listing on the NYSE or that the Company will be able to comply with the continued listing standards of the NYSE. • The Company may redeem the unexpired MNGA public warrants prior to exercise at a time that is disadvantageous to the holders of such warrants, thereby making the MNGA public warrants worthless. • The Company may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding MNGA public warrants. 16

Risk Factors (Cont’d) Risks Related to an Investment in MNGA Following the Business Combination (Cont’d) • The Company will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make the Company’s securities less attractive to investors and may make it more difficult to compare its performance to the performance of other public companies. • If the Company fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. • Upon the consummation of the potential business combination, the Company will be a “controlled company” within the meaning of the NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. • Mapa, being the Company’s controlling shareholder, will have substantial influence over the Company and Mapa’s interests may not be aligned with the interests of the Company’s other shareholders, and Mapa losing control of the Company may materially and adversely impact the Company and its securities. • The rights of the Company’s security holders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in MNGA ADSs and its ability to conduct equity financings. • If, following the potential business combination, securities or industry analysts do not publish or cease publishing research orreports about the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of its securities could decline. 17